Beach First
NATIONAL BANCSHARES, INC.
2006 Annual Report

A MILESTONE YEAR




BEACH FIRST CENTER

Beach First National Bank Board of Directors

From left to right are: Jimmy Yahnis, Katie Huntley, Don Smith, Mike Harrington, Dické Lester, Dick Burch, Larkin Spivey, Joe Jarrett, Rick Seagroves, Ray Cleary, Sammy Spann, Julien Springs, Walt Standish, Bart Buie, Tom Fulmer, Bert Anderson, and Leigh Meese.



Beach First
NATIONAL BANCSHARES, INC.

About Beach First

Beach First National Bancshares, Inc. is the parent company of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First was organized in 1996 to meet the financial needs of consumers and small-to-mid-sized businesses, and today serves the Grand Strand and Hilton Head Island markets, with six banking offices. The bank's recently-formed mortgage lending division serves customers in the Carolinas and the mid-Atlantic states. The company's stock trades on the NASDAQ Global Market® under the symbol BFNB and its website is beachfirst.com.

Inside the Report

Headquarters

3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (Fax)



Total Assets
($ millions)
525
450
375
300
225
150
75
0
63.8
80.8
118.4
165.1
242.1
397.4
520.2
00
01
02
03
04
05
06



Net Income
($ millions)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
.231
.459
.707
1.09
1.44
3.36
6.20
00
01
02
03
04
05
06



Total Loans
($ millions)
525
450
375
300
225
150
75
0
45.6
63.2
93.3
135.6
191.5
311.8
411.2
00
01
02
03
04
05
06



Total Deposits
($ millions)
525
450
375
300
225
150
75
0
56.7
67.1
99.9
138.1
203.2
310.9
416.4
00
01
02
03
04
05
06

Selected Financial Highlights

		2006	2005	% Change
Earnings (in thousands)				
Net Income	$	6,196	3,360	84.4%
Net Income per share – basic		1.30	0.85	54.0%
Net Income per share – diluted		1.27	0.83	53.6%
Book Value per share		9.53	8.23	15.9%
Earnings Breakdown (in thousands)				
Total Interest Income	$	36,487	20,921	74.4%
Total Interest Expense		16,029	7,189	123.0%
Net Interest Income		20,458	13,732	49.0%
Total Noninterest Income		3,990	1,118	257.0%
Total Noninterest Expense		12,576	7,545	66.7%
Year End Balances (in thousands)				
Total Assets	$	520,201	397,389	30.9%
Loans, net of unearned income		411,215	311,789	31.9%
Deposits		416,357	310,894	34.0%
Shareholders' Equity		45,460	39,125	44.3%
Selected Ratios				
Allowance for loan loss to total loans		1.43%	1.40%	2.1%
Return on average assets		1.33%	1.08%	23.1%
Return on average equity		14.53%	11.37%	27.8%
Average equity to average assets		9.18%	9.48%	(11.3)%

To Our Shareholders and Friends

Beach First marked another year of record financial performance in 2006, fueled by a favorable net interest margin, robust economies in the markets we serve, and our unwavering commitment to provide superior community bank service. During 2006, we created a mortgage lending division to expand this line of business, developed new marketing and branding strategies for the bank, and moved into our new headquarters at Grissom Parkway in Myrtle Beach.

It is a pleasure to review our progress and our plans for the future in this Report.

Earnings Continue Upward Trend, Growing 84%

Beach First completed its seventh consecutive year of double digit earnings growth in 2006, as earnings increased 84% to $6.2 million. Total assets grew 31% and ended the year at $520 million. Total loans grew to $411 million, and total deposits climbed to $416 million. Loan demand remains strong in both the Myrtle Beach and Hilton Head markets, making the ability to attract and keep core deposits vitally important in the months ahead.

The net interest margin improved slightly at year-end to 4.62%, contributing to our performance. For 2006, the bank achieved a Return on Average Assets of 1.33% and a Return on Average Shareholders' equity of 14.53%. These two benchmarks of bank performance remain strong.

Shareholder News

In October, our board of directors declared a 3 for 2 stock split in the form of a 50% stock dividend. On December 21, approximately 1.5 million additional shares were distributed to existing shareholders, bringing the total number of shares outstanding to more than 4,769,000.

To sign up for e-mail notification of news and events, please visit the Investor Relations section of our website, beachfirst.com.

Positioning for Future Growth


Frederick, MD
Vienna, VA
Chantilly, VA
Burke, VA
Fredericksburg, VA
Gastonia, NC
Wilmington, NC
Myrtle Beach, SC
Hilton Head, SC

The bank expanded its mortgage capabilities in June 2006, creating a mortgage lending division with production offices located in South Carolina, North Carolina, Maryland, and Virginia, staffed by more than 50 originators. This action enables the bank to more rapidly grow this line of business, under the umbrella of the Beach First brand.

Mortgage Production Offices

In early December 2006, we relocated our main office from its original Oak Street site to our new headquarters at Grissom Parkway in Myrtle Beach. This environmentally friendly building has been constructed in accordance with the LEED (Leadership in Energy and Environmental Design) green building rating system. Thanks to the hard work of our employees and contractors, the transition to Beach First Center went smoothly. Our new location has been very well received by both our customers and the community at large. Beach First has a full service branch on the first floor and its executive offices on the second floor. Our partners in the building project, the Nelson, Mullins, Riley and Scarborough law firm, occupy the entire third floor. Additional tenants, including a restaurant, are preparing to move to Beach First Center this spring.

The development of Beach First Center expanded our presence in our home town of Myrtle Beach and provided the opportunity to further build our bank's brand as a local community bank. Our new creative firm, LHWH Advertising and PR, in coordination with our in-house marketing department, developed the campaign based on the theme "Banking should always be this easy." This phrase echoes the banking experience the customer expects. We are very excited about this expanded marketing effort, which will introduce new customers to the Beach First brand of community banking. Additional campaign details appear later in this Report.

Expanded Product Menu



The competition for deposit market share continues to be intense throughout our markets. To help enhance deposit growth, we made several additions to our product menu, all of which encourage new customers to bank with us. We added a Free Small Business Checking account that requires no minimum balance and no monthly maintenance fee. For personal customers, we introduced a new Guaranteed checking account which ensures availability of the customer's direct deposit when needed, and provides cash back on Visa® check card purchases. The cash back feature was also added to our existing Beach First Class and Senior Advantage checking accounts. These enhancements are designed to ensure that we remain competitive in the markets we serve.

We added two new security features to our NetTeller Internet Banking program. The Watermark program ensures that the



Walt Standish, President and Chief Executive Officer, in the lobby of the new office at Beach First Center, as tellers (from left to right) Susie Barnhill, Lorraine Best and Susan Eccard prepare for the day.

customer has reached the legitimate NetTeller site, and Multi-Factor Authentication watches for uncharacteristic or unusual behavior in a customer's online banking activity. More details about these important security programs can be found on our website, beachfirst.com.

In 2006, we brought both our credit card and merchant services programs in-house to be managed by our electronic banking department. The addition of these programs rounds out our product menu, enabling us to be truly full service, while enhancing fee income. We offer three Visa® credit cards – a Classic card and personal and business Platinum cards with an optional rewards program. The merchant services program assists our business customers who accept credit and debit cards as a method of payment.

Our goal is to provide any product offered by much larger banks, but with a level of commitment and local service that is unsurpassed.

Commitment to Our Communities

At Beach First, our philosophy directs that we participate enthusiastically in special community programs and events. We are proud of our involvement in activities that are important to our communities. In 2006, we sponsored the Pawleys Island Festival of Music and Art, the Arts Center of Coastal Carolina in Hilton Head Island, and the Franklin G. Burroughs-Simeon B. Chapin Art Museum in Myrtle Beach. Now in its seventh year, our Children's Art Calendar remains one of our most anticipated community projects. Calendars were produced in both our Grand Strand and Hilton Head Island markets in 2006, with more than 1,400 local public school children participating. By setting an example as a good corporate citizen, we are sending a message that we respect and appreciate the communities we serve. Whether it is choosing to build the first "green" bank building in South Carolina, our support of the arts, or our involvement with the United Way, our customers can feel good about doing business with us.

The Future

I hope you are pleased with the progress the Company continues to make. Although 2006 was another successful year for Beach First, there is always more work to be done. We appreciate your investment in the Company, and will continue working hard to protect your interest. I hope to see you at our 2007 Annual Meeting of Shareholders, to take place Wednesday, April 18, at 2 p.m. at the Myrtle Beach Convention Center.

Walt

Walter E. Standish, III
President and Chief Executive Officer



Beach First. Going New Places.

It's been an exciting year at Beach First National Bank. Ten years of service to the community have culminated in a new headquarters with room to grow, expansion into an important new line of business, and increased market share along the Grand Strand and Hilton Head Island. It's a success story that we want to share.

Beach First Center.

Since its founding 10 years ago, Beach First National Bank has built a strong reputation as a first class provider of community bank service. At Beach First, this means that our customers receive attentive, personal care along with access to a product menu that includes the latest in technology. What makes us unique is our energy, our engagement in our communities, and our attention to detail.

When Beach First partnered with the Nelson Mullins law firm and Graham Group Architecture to plan for Beach First Center, we revisited the architecture of the past in a tribute to the Myrtle Beach community we call home. The result was a carefully crafted plan with construction in accordance with the LEED (Leadership in Energy and Environmental Design) green building rating system. This created a healthier, cleaner work environment, while protecting our precious natural resources through the use


SHOULDN'T A COMMUNITY BANK FEEL LIKE THE COMMUNITY?
Beach First.
NATIONAL BANK
Banking should always be this easy.


SHOULDN'T A BANK AT THE BEACH
FEEL LIKE, WELL, A BANK AT THE BEACH?
Beach First.
NATIONAL BANK
Banking should always be this easy.

Ads focused on our new building and our emphasis on the community.


Welcome to easy.
You might call it our philosophy. Or even our passion. Beach First has assembled the best and the brightest in our industry and combined that talent with the power of today's technological advancements. And all for one purpose: to make banking easier for you.
Beach First.
NATIONAL BANK
Banking should always be this easy.
FDIC


Welcome to green.
It's a good word. Green. It stands for spring and new growth. It's associated with our business, the business of receiving deposits and making loans. And it's a word that stands for environmental responsibility. We're proud to tell you that Beach First's new headquarters at the corner of 38th Avenue North and Grissom Parkway is the area's first "green" building. In fact, it's the first "green" bank building in all of South Carolina. Sometimes, it's just plain good to be first.
Beach First.
NATIONAL BANK
Banking should always be this easy.
3751 Grissom Parkway
Myrtle Beach, SC 29577
843-626-2265
FDIC

This campaign helps build the "Banking should always be this easy" theme.

of approved building supplies and procedures during the construction.

We take these extra steps in all we do.

Branding Key to Future Growth.

During 2006, we initiated a relationship with an award-winning marketing firm, LHWH Advertising and PR. A first focus was to create a new positioning statement to capture and project a fresh brand personality for Beach First. Through discussion with management, the ease of banking with Beach First was singled out as a key differentiating attribute. This led to the formulation of the statement: "Banking should always be this easy," a tagline intended to echo what a Beach First customer might say.

A media mix of print, television, and radio has been put in place for 2007 to continue building the Beach First brand. A new radio jingle, a new television spot and a number of complementary print campaigns are all in place and ready to roll out. Crafted to highlight Beach First's unique style of community banking, the marketing campaign is designed to increase awareness and market share for Beach First.

Further Expansion into Mortgage Banking.

During 2006, the bank expanded its mortgage banking capabilities by developing a mortgage lending division to grow this line of business.

Led by H. David Stacy, a career mortgage banker with 25 years of experience in the industry, the new division has more than 50 originators located in South and North Carolina, Virginia, and Maryland. Over the years, the bank has had several originators working in both the Grand Strand and Hilton Island markets, but this expansion marks a serious commitment to service the mortgage market.

The addition of mortgage muscle is concentrated primarily in the Carolinas and the mid-Atlantic states, especially Virginia. Of particular interest due to its rapid growth and development is the area outside of Washington D.C. – the communities of Burke, Vienna, Chantilly, and Fredericksburg in northern Virginia. We are also committed to becoming one of the top mortgage lenders along the Grand Strand and the South Carolina coast. By adding emphasis on mortgage lending, we have diversified the customer base into additional products and services.

Our mortgage services are marketed primarily one-on-one via the relationships developed with realtors and existing customers, now with the strength of the Beach First brand behind the services provided. It's well-known that Beach First originators have the technology at their fingertips to provide answers quickly and accurately, a key to developing strong customer and realtor relationships for future referrals. Again, it's another way that Beach First makes banking easy for its customers.



Myrtle Beach Mortgage Lending Staff Members. (Front row from left to right are: Don Hardesty, Carla Cunningham, Lisa Fineran, and Mark Hawkinson. Back row from left to right are: H. David Stacy, Butch Irby, Will Gravely, and David Neff.)

A Decade of Putting the Community First.

Beach First has always been committed to building and deepening relationships with our customers. From providing innovative, accessible and reliable products, to being as responsive as possible to their financial needs, superior client service is the hallmark of our success. Here is a sampling of the customers we serve and their feelings about the bank they've come to know and trust.

Cal and Mary Navis

Hilton Head Island/Wexford

Cal and Mary Navis moved to Hilton Head Island almost ten years ago and decided to buy a business that would support them, their two daughters and their families. "When we first bought Billy Wood Appliance, we went with a local bank that was getting into business accounts," recalls Mary. "In fact, we were their first business account. But we soon discovered that they weren't a business bank. They simply couldn't handle our needs. So we went with one of the larger, more established banks."

"I went by one day to cash a check at this particular bank – and had to show three forms of identification," says Mary. "They also had to call to get authorization for me to cash the check. Now, at the time, we had a substantial money market account with the bank. It was at that moment that I realized it was time to look for a new bank."



"Beach First was just down the street from us," says Cal. "And we had met Paul Walter [Beach First Hilton Head Island Regional Manager] when he came in to buy appliances. After meeting with them, we felt that they were right for us – that they knew what businesses like ours needed. And it has been a great relationship since then. We were so pleased with the way they get business done, we even decided to buy some of their stock."

"The people you meet there represent the quality of banking service you get at Beach First," says Mary. "The personal attention we received at our first meeting with Paul has been our experience with everyone at the bank ever since."

Gary and Heidi Vukov

Myrtle Beach

Gary and Heidi Vukov are most appreciative of their relationship with Beach First. "It's simply a great bank with a wonderful, caring staff," says Heidi, owner of Croissants Bakery & Café in Myrtle Beach. "I know that whenever I need their help, I can count on them."

Gary, a local doctor of gastroenterology, has banked with Beach First since it was established, and also feels very comfortable communicating at any time with anyone at Beach First. "A few months back, someone misused Heidi's debit card out in California,"

Cal and Mary Navis



Heidi Vukov

recalls Gary. "It was all handled very well by the staff at Beach First. But if we ever had any concerns like that, we'd both feel okay picking up the phone and speaking with a vice president like Julien Springs – or even the president of the bank, Walt Standish. It's that level of familiarity and confidence that you value in a bank like Beach First."

Bruce Bishop

Hilton Head Island/Pineland

Convenience was a big factor in Bruce Bishop's original decision to bank with Beach First. His PC & L Agency, a general multi-lines insurance agency, has offices throughout the state, with its main office near the Pineland branch of the bank on Hilton Head Island.

"As it turned out, I really liked the people at Beach First from the start," says Bruce. "My company has grown considerably over the past 25 years, with annual sales now between $15 and $20 million. But I still have a



Bruce Bishop

small company mentality. It's very important for me to like the people I do business with. So my relationship with Beach First has gone beyond just banking to more of a real friendship with the people there."

"In my business, there are two people that keep me going – my accountant and my banker," says Bruce. "My accountant is someone I've known and trusted for years. And as long as Beach First is in business, I won't ever need another bank in the Lowcountry."



Allen Foxworth

Surfside Beach

A builder and real estate developer in the South Grand Strand area since 1980, Allen Foxworth is currently engaged in one of his biggest projects to date. Foxworth Construction, Inc. has already started work on Silver Creek in Socastee, which will feature 165 town homes and around 50,000 square feet of commercial/retail space.

"Beach First is handling the construction and development loans for us," says Allen. "And I couldn't be happier working with them and people like Kendall Buckner [Beach First South Strand Regional Manager]. They understand my needs, and can make a decision locally. Their board is local – and their policies reflect the local economy. In other words, they're much more in tune with what's going on here."



"For me, the relationship with Beach First is a personal one built on trust. They know me, and I know what they can do, so it's much easier to get my loans through. I've found them to be much more willing to work with me than some of the larger banks."

Jimmy, Jeff and Amy Martini

North Myrtle Beach

Jeff Martini and his dad, Jimmy, have operated Martini's Casual Dining in North Myrtle Beach for more than seven years. And Jeff's wife, Amy, has owned Me & Mommy, a children's clothing store, for nearly that long. All three have had relationships with other banks in the area, but none quite like Beach First.

"It's all about the people and relationships we've built there," says Jeff. "I got to know Marc McDowell [Beach First North Strand Regional Manager] really well when he came into our restaurant. I had approached other banks about getting some help with a couple of small things, but they couldn't help. Marc stepped up for me, and the rest is history. We paid off those first loans and, later, Beach First financed the shopping center where Amy's shop is located. Everything is making money and we continue to grow! I've probably referred at least 15 personal friends and businesses to them over the past three years because I truly believe they're a better bank."

"It wasn't easy at first for me to switch to Beach First," says Amy. "I had to see what they'd really do for me before I moved my business there. I'm convinced now that it was the right decision. You don't realize how dissatisfied you are with the bank you're doing business with until you get to know Beach First."

Charles O. Nation, II

Litchfield

"Beach First is a great bank for people who need to responsibly borrow money," says Charles Nation, II, an attorney in Georgetown whose practice specializes in



Jeff and Amy Martini

residential and commercial real estate transactions, development and litigation. "They're business-friendly, and are less conservative than most other banks without taking risks. They make every effort to know their customers, and tell you fairly quickly whether or not they can do the deal."

"There is no straightjacket on the relationship – or any holdups in getting the transaction completed at Beach First," says Charles. "There are people in each office, like Pat Tyler [Beach First Branch Manager] at Litchfield, who get back to you with an answer right away. When it comes to a 'zero to sixty' way of doing business, they outperform any other bank."

Charles O. Nation, II



Management's Discussion and Analysis

The following is our discussion and analysis of certain significant factors that have affected our financial position and operating results and those of our primary subsidiary, Beach First National Bank, during the periods included in the accompanying financial statements. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included in this report.

This report, including without limitation the letter to shareholders and other information above, contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- changes in monetary and tax policies;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Overview

Beach First National Bancshares, Inc. (the "Company") is the parent company of Beach First National Bank, (the "Bank"), a wholly owned subsidiary and Beach First National Trust (the "Trust"), Beach First National Trust II (the "Trust II") both of which are non-consolidated subsidiaries. The Company also owns 66% of BFNM Building, LLC, which is a limited liability corporation formed solely for the construction of a corporate office building that houses the main office for the Bank. The trusts were established exclusively for the issuance of junior subordinated debt which was used to capitalize the Bank. The Company's primary business activities are conducted by the Bank. We commenced operations on September 23, 1996, and completed our tenth full year of operations on December 31, 2006. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership.

The Bank's primary market areas are located along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. We currently operate primarily from six banking locations. In addition to the main office in Myrtle Beach, we have added five branches. We opened our Surfside branch in June 2001. In November 2002, we opened an branch in North Myrtle Beach, and in February 2003, we opened a branch in Hilton Head Island. In 2004, we opened a branch in the Litchfield/ Pawleys Island area of the Grand Strand and in January 2005, we opened our second branch on the south end of Hilton Head Island. All of our branches are full service.

In June 2006, we added a mortgage division and we operate from eight loan production offices in South Carolina, North Carolina, Maryland, and Virginia. The South Carolina office also includes the operations office and it is located in Little River, South Carolina. The North Carolina office is located in Gastonia and the Maryland office is located in Frederick. There are four offices in Virginia. They include two locations in Burke, one office in Fredericksburg and Chantilly. We added another loan production office in Vienna, Virginia in January 2007.

On June 14, 2005, we closed the sale of 1,150,000 shares of our common stock at $18.75 per share in a firm commitment underwritten offering solely managed by Sandler O'Neill & Partners, L.P. We received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. We plan to use the net proceeds for general corporate purposes, which include, among other things, providing additional capital to our bank to support our asset growth.

The following table sets forth selected measures of our financial performance for the periods indicated:

	At and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
Net Income	$ 6,195,728	$ 3,359,643	$ 1,435,922	$ 1,008,931	$ 707,271
Total Assets	$ 520,201,339	$ 397,389,234	$ 242,091,345	$ 165,093,036	$ 118,408,825
Total Loans (1)	$ 411,214,856	$ 311,788,722	$ 191,481,765	$ 135,612,193	$ 93,300,352
Total Deposits	$ 416,357,129	$ 310,894,210	$ 203,168,958	$ 138,099,566	$ 99,866,037
Total Capital	$ 45,459,579	$ 39,125,413	$ 14,732,893	$ 13,555,619	$ 12,497,288

(1) Includes mortgage loans held for sale.

The following discussion describes our results of operations for 2006 as compared to 2005 ,and 2005 compared to 2004, and also analyzes our financial condition as of December 31, 2006 as compared to December 31, 2005. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits and advances from Federal Home Loan Bank (FHLB), on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" table shows the average balance during 2006, 2005, and 2004 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Analysis of Changes in Net Interest Income" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Interest Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the "Loans and Allowance for Loan Losses" sections we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the "Noninterest Income and Expense" section.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in Note 1 of the notes to consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which has a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates. These differences could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2004 and 2005 and 2006

Earnings Review

Overview. For the year ended December 31, 2006, our net income was $6.2 million, or $1.27 diluted net income per common share, as compared to $3.4 million, or $0.83 diluted net income per common share, for the year ended December 31, 2005, and $1.4 million, or $0.46 diluted net income per common share, for the year ended December 31, 2004. All per share data for all periods has been adjusted to reflect the

3-for-2 stock split effected in the form of a 50% stock dividend that was declared in 2006. The improvement in net income in 2006 reflects our growth, with average earning assets increasing 48.5% to $443.0 million during 2006 from $298.5 million during the same period of 2005. Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets for 2006 was 1.33% compared to 1.08% in 2005 and 0.70% in 2004. Return on average shareholders' equity for 2006 was 14.53% verses 11.37% in 2005 and 9.10% in 2004. Our equity to assets ratio was 8.74% in 2006, 9.85% in 2005 and 6.82% in 2004.

We had total assets of $520.2 million at December 31, 2006, an increase of 30.9% from $397.4 million at December 31, 2005. Our total deposits increased to $416.4 million at December 31, 2006, up 34.0% from $310.8 million at December 31, 2005.

Net Interest Income

General. Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $6.7 million, or 49.0%, to $20.5 million in 2006 from $13.7 million in 2005. Net interest income increased $5.5 million in 2005, from $8.3 million in 2004. Our level of net interest income is determined by the level of our earning assets and the management of our net interest margin. The continued growth of our loan portfolio is the primary driver of the increase in net interest income. Average total loans increased from $251.3 million in 2005 to $372.8 million in 2006. In addition, average securities increased to $60.2 million in 2006 compared to $42.6 million in 2005.

Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 4.06% for the year ended December 31, 2006, compared to 4.13% for the year ended December 31, 2005 and 3.96% for the year ended December 31, 2004. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.62% for the year ended December 31, 2006, 4.60% for the year ended December 31, 2005, and 4.30% for the year ended December 31, 2004.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average rates paid on liabilities. We derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates
For the years ended December 31,

	2006			2005			2004		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold, short term investments and trust preferred securities	$ 10,246,774	$ 492,748	4.81%	$ 4,568,208	$ 143,643	3.14%	$ 6,201,758	$ 79,771	1.29%
Investment securities	60,213,573	2,897,719	4.81%	42,624,049	1,838,313	4.31%	26,537,687	1,098,986	4.14%
Loans (1)	372,791,961	33,096,343	8.88%	251,305,542	18,938,675	7.54%	159,320,786	10,418,114	6.54%
Total earning assets	$ 443,252,308	$ 36,486,810	8.23%	$ 298,497,799	$ 20,920,631	7.01%	$ 192,060,231	$ 11,596,871	6.04%
Cash & Due from Banks	5,947,556			5,367,687			4,110,843		
Other Assets	15,399,446			8,022,006			7,763,020		
Total Assets	$ 464,599,310			$ 311,887,492			$ 203,934,094		
Interest-bearing deposits									
IBCA	21,514,975	233,353	1.08%	17,236,509	95,647	0.55%	6,181,823	21,352	0.35%
MMA	85,981,147	2,980,274	3.47%	75,683,962	1,838,868	2.43%	38,955,554	684,525	1.76%
Savings	3,265,767	45,840	1.40%	3,586,695	39,133	1.09%	3,169,499	25,326	0.80%
CDs < $100,000	122,929,041	5,796,688	4.72%	58,899,483	1,947,919	3.31%	49,021,815	1,138,746	2.32%
CDs > $100,000	92,326,041	4,324,574	4.68%	56,464,039	1,825,888	3.23%	38,779,815	836,663	2.16%
IRA	7,614,029	330,483	4.34%	4,978,161	165,436	3.32%	3,593,938	92,946	2.59%
Total interest-bearing deposits	$ 333,631,000	$ 13,711,212	4.11%	$ 216,848,849	$ 5,912,891	2.73%	$ 139,702,444	$ 2,799,558	2.00%
Other borrowings	50,490,882	2,318,026	4.59%	33,244,233	1,276,021	3.84%	20,193,483	531,889	2.68%
Total interest-bearing liabilities	$ 384,121,882	$ 16,029,238	4.17%	$ 250,093,082	$ 7,188,912	2.87%	$ 159,895,927	$ 3,331,447	2.08%
Demand Deposits	33,421,935			31,113,839			27,060,285		
Other Liabilities	4,402,565			1,127,407			1,249,149		
Total Liabilities	$ 421,946,382			$ 282,334,328			$ 188,205,361		
Equity Capital	42,652,928			29,553,166			15,728,732		
Total Liabilities and Equity	$ 464,599,310			$ 311,887,494			$ 203,934,093		
Net interest spread			4.06%			4.14%			3.96%
Net interest income/margin		$ 20,457,572	4.62%		$ 13,731,719	4.60%		$ 8,265,424	4.30%

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic. Includes mortgage loans held for sale.

Analysis of Changes in Net Interest Income. The following tables set forth the impact of the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits and changes in average rates.

Analysis of Changes in Net Interest Income

	For the years ended December 31,					
	2006 versus 2005			2005 versus 2004		
	Volume (1)	Rate (1)	Net change	Volume (1)	Rate (1)	Net change
Federal funds sold and short term investments and trust preferred securities	$ 273,071	$ 76,034	$ 349,105	$ (51,365)	$ 115,237	$ 63,872
Investment securities	846,479	212,927	1,059,406	693,781	45,546	739,327
Loans	10,785,523	3,372,145	14,157,668	6,932,077	1,588,484	8,520,561
Total earning assets	11,905,073	3,661,106	15,566,179	7,574,493	1,749,267	9,323,760
Interest-bearing deposits	4,799,389	2,998,932	7,798,321	2,103,577	1,009,755	3,113,332
Other borrowings	791,790	250,215	1,042,005	500,930	243,202	744,132
Total interest-bearing liabilities	5,591,179	3,249,147	8,840,326	2,604,507	1,252,957	3,857,464
Net interest income	$ 6,313,894	$ 411,959	$ 6,725,853	$ 4,969,986	$ 496,310	$ 5,466,296

(1) Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

Interest Rate Sensitivity. A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.

Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off balance sheet commitments in order to decrease interest rate sensitivity risk.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the "Three Months or Less" category, although our historical experience has proven these deposits to be more stable over the course of a year.

Interest Sensitivity Analysis
December 31, 2006

	Within three Months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets:					
Federal funds sold and short term investments	$ 14,010,667	-	–	–	$ 14,010,667
Investments, including FHLB & FRB	830,068	545,776	29,197,509	41,360,776	71,934,131
Gross loans (1)	249,554,421	56,799,694	88,859,280	14,643,041	409,856,436
Total earning assets	$ 264,395,156	$ 57,345472	$ 118,056,789	$ 56,003,817	$ 495,801,234
Liabilities					
Interest-bearing liabilities					
Money market and interest checking	124,393,701	-	–	–	124,393,701
Regular savings deposits	3,303,763	–	–	–	3,303,763
Time deposits < $100,000	22,284,998	129,414,799	2,491,959	–	154,191,756
> $100,000	22,677,704	71,067,910	3,527,826	–	97,273,440
FHLB Advances	-	-	22,500,000	15,000,000	37,500,000
Other borrowings	–	-	–	7,209,820	7,209,820
Junior Subordinated Debentures	–	–	–	10,310,000	10,310,000
Total interest-bearing liabilities	$ 172,660,166	$ 200,482,709	$ 28,519,785	$ 32,519,820	$ 434,182,480
Period gap	$ 91,734,990	$ (143,137,237)	$ 89,537,004	$ 23,483,997	$ 61,618,754
Cumulative gap	$ 91,734,990	$ (51,402,247)	$ 38,134,757	$ 61,618,754	$ 123,237,508
Ratio of cumulative gap to total earning assets	18.50%	(10.37)%	7.69%	12.43%	24.86%

(1) Non-accrual loans in the amount of $1.6 million are not included in the above table. Mortgage loans held for sale are included.

Allowance for Possible Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of income. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's range of probable loss levels. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management's evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors include the current general economic and business conditions; geographic, collateral, or other concentrations of credit; system, procedural, policy, or underwriting changes; experience of the lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require us to adjust the allowance based on information available to them at the time of their examination.

At December 31, 2006, the allowance for possible loan losses was $5.9 million, or 1.43% of outstanding total loans, compared to an allowance for possible loan losses of $4.3 million, or 1.40% of outstanding total loans, at December 31, 2005. This increase is due to growth in the loan portfolio and needs based on ongoing evaluations of credits.

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of income. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. The provision for loan losses was $2.2 million for 2006, $2.2 million for 2005, and $1.3 million for 2004. The steady balance of the provision from 2006 to 2005 was the result of management's assessment of the adequacy of the reserve for possible loan losses given the size, mix and quality of the current loan portfolio. Please see the discussion under "Allowance for Possible Loan Losses" for a description of the factors we considered in determining the amount of the provision we expense each period to maintain this allowance.

Loan Loss Reserves to Total Loans


Loans (left)
Reserves (right)
$ millions
$ thousands
600
500
400
300
200
100
0
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04
05
06

Nonperforming Assets

We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower's financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. At December 31, 2006, there were no loans accruing interest which were 90 days or more past due and we had no restructured loans.

Nonperforming Assets
(Dollars in Thousands)

	At December 31,				
Nonaccrual loans	**2006**	**2005**	**2004**	**2003**	**2002**
Commercial	$ –	$ 85	$ –	$ 198	$ 86
Real estate – construction	938	193	–	–	–
Real estate – mortgage	661	795	70	168	–
Consumer	26	38	7	–	–
Total	$ 1,625	$ 1,111	$ 77	$ 366	$ 86
Accruing loans which are contractually past due 90 days or more					
Commercial	–	–	–	–	–
Real estate – construction	–	–	–	–	–
Real estate – mortgage	–	–	–	–	–
Consumer	–	–	1	–	2
Total	$ –	$ –	$ 1	$ –	$ 2
Total nonperforming loans	$ 1,625	$ 1,111	$ 78	$ 366	$ 88
Other Real Estate Owned	15	63	–	–	–
Total nonperforming assets	$ 1,640	$ 1,174	$ 78	$ 366	$ 88
Total nonaccrual loans to total loans	0.40%	0.36%	0.04%	0.27%	0.06%
Total nonaccrual loans to total assets	0.31%	0.28%	0.03%	0.22%	0.05%
Total nonperforming assets to total assets	0.32%	0.30%	0.03%	0.22%	0.01%

We had 9 nonaccrual loans totaling approximately $1.6 million at December 31, 2006. Three of the nonaccrual loans were real estate commercial loans. One in the amount of $655,310 secured by a first real estate mortgage, one in the amount of $278,021 secured primarily by a first real estate mortgage, and one in the amount of $4,842 secured by a second mortgage on real estate. We had two real estate mortgage loans; one in the amount of $610,877 secured by a first mortgage. The second loan in the amount of $50,000 is secured by a second real estate mortgage. We had three consumer loans all secured by vehicles; one loan in the amount of $11,410, one loan in the amount of $9,238, and the third consumer loan in the amount of $4,519. We had one commercial loan in the amount of $293 secured by a boat. At December 31, 2005 we had seven nonaccrual loans totaling $1.1 million. One loan in the amount of $85,356 is a commercial loan secured primarily by a SBA guaranty. There are two real estate construction loans. One in the amount of $132,128 secured by a second real estate mortgage and one in the amount of $60,461 secured by a first mortgage on real estate. We had two real estate mortgage loans; one is in the amount of $759,821 primarily secured by a first mortgage. The second loan in the amount of $34,749 is secured by a first real estate mortgage. We had two consumer loans; one loan in the amount of $23,314 secured by two mobile homes, and the second consumer loan in the amount $15,435 secured by a vehicle. We had three nonaccrual loans totaling $76,826 at December 31, 2004. One loan in the amount of $34,750 is a commercial loan secured by a first mortgage, one commercial loan in the amount of $35,235 secured by a first mortgage and a commercial loan in the amount of $6,841 secured by a vehicle. Interest income that would have been received for the years ended December 31, 2006 and 2005 had nonaccrual loans been current in accordance with their original terms amounted to $145,626 and $148,196 respectively. We had real estate acquired through foreclosure totaling $15,000 at December 31, 2006 and $62,967 at December 31, 2005. We did not have any real estate acquired through foreclosure during the periods ended December 31, 2004 through 2002.

We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2006, we had classified loans totaling $3.0 million (substandard $3.0 million and special mention $11,410), that we have made a specific allocation in the allowance for loan losses. Substandard assets consist primarily of thirty-four loans with the largest amount to any one borrower being $655,310. The special mention loans consist of one loan to one borrower in the amount of $11,410. At December 31, 2005, we had classified loans totaling $3.3 million, with $3.3 million classified substandard and $423,600 classified special mention. At December 31, 2004, we had classified loans totaling $6.0 million, with $3.9 million classified substandard and $2.1 million classified special mention. The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2006 to December 31, 2002.

Allowance for Loan Losses
(Dollars in Thousands)

	At December 31,				
	2006	2005	2004	2003	2002
Average total loans outstanding	$ 372,792	$ 251,306	$ 159,321	$ 116,469	$ 75,837
Total loans outstanding at period end	$ 411,215	$ 311,789	$ 191,482	$ 135,612	$ 93,300
Total nonperforming loans	$ 1,625	$ 1,111	$ 77	$ 366	$ 86
Above includes mortgage loans held for sale					
Beginning balance of allowance	$ 4,364	$ 2,422	$ 1,760	$ 1,276	$ 851
Loans charged off:					
Real Estate	307	16	126	62	–
Commercial	384	200	530	184	104
Consumer	101	64	27	2	11
Total loans charged off:	792	280	683	248	115
Recoveries:					
Real Estate	128	–	–	18	1
Commercial	5	28	–	–	–
Consumer	9	10	–	1	–
Total recoveries:	142	38	5	19	1
Net loans charged off	650	242	678	229	114
Provision for loan losses	2,174	2,184	1,340	713	539
Balance at period end	$ 5,888	$ 4,364	$ 2,422	$ 1,760	$ 1,276
Net charge–offs to average loans	0.17%	0.10%	0.43%	0.20%	0.15%
Allowance as a percent of total loans	1.43%	1.40%	1.26%	1.30%	1.37%
Nonperforming loans as a percentage of allowance	27.59%	25.46%	3.18%	20.80%	6.74%
Ratio of net charge–offs to average total loans outstanding during the period	0.17%	0.10%	0.43%	0.20%	0.15%

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses
December 31,

	2006		2005		2004		2003		2002	
Commercial	$ 753,799	10.7%	$ 596,008	13.5%	$ 437,506	17.3%	$ 413,067	22.8%	$ 323,672	26.3%
Real Estate Construction	634,404	10.7%	193,852	8.3%	200,039	8.5%	61,180	6.0%	26,148	3.7%
Real Estate Mortgage	3,481,544	76.7%	2,023,695	75.8%	1,040,845	70.5%	706,220	66.2%	260,590	56.7%
Consumer	176,418	1.9%	101,773	2.4%	127,500	3.7%	96,860	5.0%	95,516	13.3%
Unallocated	841,887	–	1,448,959	–	615,949	–	483,154	–	569,852	–
Total allowance for loan losses	$5,888,052	100.00%	$4,364,287	100.0%	$2,421,839	100.0%	$1,760,481	100.0%	$1,275,778	100.0%

Noninterest Income and Expense

Noninterest Income. Noninterest income increased to $4.0 million for the year ended December 31, 2006, up 257.0% from $1.1 million for the year ended December 31, 2005. Noninterest income increased 7.8% from $1.0 million in 2004 to $1.1 million in 2005. This increase in noninterest income is related to the income from our mortgage division operations that we added in June of 2006. Income from mortgage operations for 2005 represents referral fees on mortgage loans where the bank was acting as an agent for a third party originator. With the formation of the company's mortgage division during the second quarter of 2006, all sources of income from this division are included in income from mortgage operations. The four components of the revenue are loan referral fees, document preparation fees for both retail and wholesale loans which includes origination fees, servicing release premiums for both retail and wholesale loans, and the net gains on the sale of mortgage loans. The respective amounts for the year ended December 31, 2006 are $321,393, $537,490, $679,817, and $597,550. With these amounts included, mortgage operations income increased to $2.1 million at December 31, 2006 as compared to $249,757 at December

31, 2005 and $134,865 in 2004. Additional information on the expenses associated with the mortgage division can be found within the noninterest expense section.

Noninterest Income ($ thousands)


4,500
3,750
3,000
2,250
1,500
750
0
293
370
732
987
1,037
1,118
3,990
00
01
02
03
04
05
06

Other income increased 420.6% to $1.1 million in 2006 from $217,947 in 2005, and increased 30.1% from $167,544 in 2004. This increase was primarily due to a one-time gain of $581,711 on the sale of the bank's main office in June 2006. Of the increase, $188,637 was related to the launch of merchant credit card processing and the issuance of credit cards in the bank's name. Prior to this issuance, the bank offered credit cards through a third party. Merchant income was $164,230 at December 31, 2006 as compared to $17,806 at December 31, 2005 and credit card income was $43,619 at December 31, 2006 as compared to $1,405 at December 31, 2005. Debit card income is also included in other income and increased $45,639 to $118,846 at December 31, 2006.

We recorded a net gain on the sale of a loan in the amount of $60,392 in 2006 as compared to $14,610 in 2005. We recorded a net gain of $1,007 on the sale of investment securities for 2006 compared to a net loss of $3,935 for 2005. We recorded a net gain on the sale of investment securities of $37,395 in 2004.

Service fees on deposit accounts decreased 6.4% to $514,286 in 2006 from $549,689 in 2005. Service fees on deposit accounts increased $13,612, or 2.5%, in 2005 from $536,077 in 2004. The decreases were due to increases in the analysis earnings rate credited to commercial demand accounts that offset service fees charged and increased usage of electronic services by personal checking customers. The Bank purchased bank owned life insurance in mid-2002 and income from cash value life insurance was $143,717 in 2006, $89,809 in 2005 and $161,544 in 2004. Income from cash value life insurance in 2006 increased in relation to 2005, but 2005 was lower due to an accrual adjustment.

Noninterest Expense. Noninterest expense totaled $12.6 million for the year ended December 31, 2006 up from $7.5 million for 2005 and $5.7 million for the year ended December 31, 2004. As a percentage of total assets, our total noninterest expenses decreased from 2.35% in 2004 to 1.90% in 2005, and increased to 2.42% in 2006. While our total assets have grown 46.6% over 2004, 64.1% over 2005, and 30.9% over 2006, we have been able to manage our expenses while accommodating our growth. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $520.2 million in total assets at the end of 2006 from $397.4 million at the end of 2005, and $242.1 million for the end of 2004. The increase also includes one time expenses of $260,000 in start up costs associated with the mortgage division, including $60,000 in legal expenses, $40,000 for consulting fees, $100,000 for an employee contract, and $40,100 loss on the purchase of assets.

Noninterest Expense ($ millions)


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
1.9
2.4
3.4
4.7
5.7
7.5
12.6
00
01
02
03
04
05
06

Salary and wages expense increased by $2.6 million to $6.0 million for the year ended December 31, 2006. It also increased by $815,470 to $3.4 million in 2005 and $481,518 to $2.6 million in 2004. Employee benefits were $1.1 million in 2006, $675,496 in 2005 and $501,347 in 2004. Generally, increases in personnel costs were due to normal compensation adjustments, higher costs associated with group insurance coverage and certain incentive awards. These increases also include a $200,000 midyear adjustment to the salary incentive expense accrual related to the addition of nine employees in relationship and support positions, and a $100,000 employee contract commitment related to the startup of the mortgage division. Of the increase, $1.3 million was directly related to salary and wages for the mortgage division. Another $218,065 is directly related to employee benefits for the mortgage division employees. All other increases were the result of personnel additions, normal compensation adjustments, and higher costs associated with group benefits.

We had 119 full-time equivalent employees at the end of 2006, an increase of 53 from the end of 2005 and an increase of 63 from the end of 2004. Staffing increases in 2006 were primarily due to the addition of the mortgage division. In 2005, we added staff for a second location in Hilton Head Island, which opened on January 3, 2005 and in 2004, we added staff for the new branch office in the Litchfield/Pawleys Island area of South Carolina.

Advertising and public relations expenses continue to be a major expense item as we develop our presence in the new markets. In 2006 advertising and public relations expense increased $91,547 to $387,056 from $295,509 in 2005 and $239,256 in 2004. This increase was due primarily to contracting with professional advertising agency to develop and promote new branding, as well as, opening of the new corporate headquarters. This increase was also related to special promotions, such as newspaper advertisements, to attract deposits in all markets.

Professional fees decreased $15,503 to $311,627 for 2006 compared to $327,130 in 2005, and increased $136,992 in 2005 compared to $190,138 in 2004. The decrease in fees for 2006 as compared to 2005 was directly related to expenses for Sarbanes Oxley compliance requirements. In 2005, approximately $90,000 was expenses for professional fees related to Sarbanes Oxley. In 2006, we expensed minimal dollars for compliance with Sarbanes Oxley due to the postponement of the dates by which we must include in our annual reports a report by management on the Company's internal control ocver financial reporting and a related auditor's report. We expect our expense for Sarbanes Oxley to increase in 2007. Other increases in fees were related to our growth and the start up of the mortgage division in June 2006. Start up costs for the mortgage division included $60,000 in legal fees and $40,000 in consulting fees. The cost of accounting, auditing and legal services for a public company is expected to continue to increase as we grow.

Occupancy costs for the year ended December 31, 2006, were $1,102,406, compared to $724,313 in 2005, and $476,736 in 2004. Of these increases, $81,516 was related to lease payments for our original main office as we awaited the completion of the new corporate headquarters, and $184,884 was directly related to the mortgage operations. This increase was also the result of increases on lease payments for most locations. As we continue to expand, we expect that occupancy costs will increase.

Data processing fees increased in 2006 to $547,747 from $455,646 in 2005, and $343,275 in 2004. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity; however, we added additional security measures in 2006, such as multi-factor authentication for our NetTeller internet banking module and expanded our fraud detection abilities to provide our customers with added safety and maintain compliance with our regulators. We believe our data processing costs are consistent with our expectations.

We experienced a 133.6% increase in other operating expenses in 2006 to $2.5 million, from $1.05 million in 2005, and from $838,945 in 2004. These increases were primarily the result of the addition of the mortgage division, the opening of our new corporate headquarters and the other expenses associated with the expansion of loans and deposits. Specifically, credit and collection expenses increased $379,044, furniture and equipment increased $263,064, merchant expenses increased $167,866, travel expenses increased $75,293, foreclosed/repossession expense increased $67,447, credit card processing fees increased $63,043, funding for the director deferred compensation plan increased $59,276, loss on sale of securities increased $58,283, and entertainment expenses increased $55,197, collectively totaling $1.2 million, or 89% of the total increase of $1.4 million for the year ended December 31, 2006.

Credit and collection expense increased $379,044 in 2006. Of this amount, $207,505 is related to the increase in brokers fees and lenders credit expenses associated with the mortgage division. Furniture and equipment expenses increased $263,064 in 2006, and $180,751 of the increase in 2006 is related to equipment upgrades for security surveillance equipment and audio/visual equipment for our new corporate headquarters. The remaining portion of the increase is related to upgrades for the ATMs, costs associated with moving the computer center from the current main office to the temporary operations center, equipment upgrades to the HVAC system at the operations center, along with normal equipment maintenance. Merchant credit card processing expenses increased $167,866 in 2006 and our credit card issuance processing fees increased $63,043 in 2006. These increases are related to the launch of the merchant processing and credit card issuance services in 2006. Travel increased $75,293 in 2006 and entertainment expenses increased $55,197 in 2006. Of the $55,197 increase in entertainment expense, $45,000 is related to the establishment of an account at the Waccamaw Community Foundation. $40,000 of the increase in foreclosed/repossession expense is related to the write down of OREO. Director deferred compensation plan expense increased $59,276 in 2006. The increase is related to a modification to provide an increased level of benefits. Losses on the sale of securities increased $58,283 in 2006, and is related to a restructuring of a small portion of the portfolio. Dues and subscriptions increased $34,243 during 2006. The increases in dues and subscriptions were related to the launch of merchant processing and credit card services, and the formation of the audit and compliance staff, as well as, the mortgage division.

In summary, these increases were primarily the result of increased operating expenses related to the growth of the company, the formation of the mortgage division, the launch of the merchant credit card processing and credit card issuance, along with other expenses associated with the expansion of loans and deposits. We expect our operating expenses to increase as we continue to grow our company.

Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $3.5 million in 2006, $1.8 million in 2005 and $845,060 in 2004. Our effective tax rates were 36% for 2006, 34% in 2005 and 37% for 2004.

Financial Condition

Loans. Loans are our largest component of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2006, loans represented 84.1% of average earning assets, representing a small decrease from the 84.2% that they represented at the end of 2005. At December 31, 2006, net loans (gross loans less the allowance for loan losses and deferred loan fees) totaled $405.3 million, an increase of $97.9 million, or 31.8%, from December 31, 2005. Average gross loans increased 48.3% from $251.3 million with a yield of 7.54% in 2005 to $372.8 million with a yield of 8.88% in 2006. Average gross loans increased from $159.3 million with a yield of 6.54% in 2004. The increase in yield on loans was due to the increasing interest rate environment in 2005 and 2006. Variable rate loans make up approximately 60% of our loan portfolio compared to 40% in fixed rates. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds and government regulations also influence interest rates.

Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 76.7%, 75.8%, and 70.4% of our portfolio at year end 2006, 2005 and 2004, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. The collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit the loan-to-value ratio to 80%. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of our loan portfolio by category at December 31, for the years indicated.

Composition of Loan Portfolio
(Dollars in Thousands)
December 31,

	2006 Amount	2006 % of Total	2005 Amount	2005 % of Total	2004 Amount	2004 % of Total	2003 Amount	2003 % of Total	2002 Amount	2002 % of Total
Commercial	$ 43,975	10.7%	$ 42,183	13.5%	$ 33,031	17.2%	$ 30,941	22.8%	$ 24,547	26.3%
Real estate – construction	44,033	10.7%	25,846	8.3%	16,255	8.5%	8,157	6.0%	3,486	3.7%
Real estate – mortgage (1)	315,689	76.7%	236,539	75.8%	134,978	70.4%	89,723	66.0%	52,934	56.7%
Consumer	7,784	1.9%	7,488	2.4%	7,554	3.9%	7,066	5.2%	12,457	13.3%
Loans, gross	$ 411,481	100.0%	$ 312,056	100.0%	$ 191,818	100.0%	$ 135,887	100.0%	$ 93,424	100.0%
Deferred loan fees	(266)		(268)		(336)		(275)		(123)	
Allowance for loan losses	(5,888)		(4,364)		(2,422)		(1,760)		(1,276)	
Loans, net	$ 405,327		$ 307,424		$ 189,060		$ 133,852		$ 92,025	

(1) Includes mortgage loans held for sale.

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2006. The information in this table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
(Includes mortgage loans held for sale)
December 31, 2006

	One year or less	After one but within five years	After five years	Total
Commercial	$ 32,738,842	$ 11,212,150	$ 23,800	$ 43,974,792
Real estate mortgage	227,735,034	73,427,820	14,526,450	315,689,304
Real estate construction	43,893,476	139,217	–	44,032,693
Consumer	2,890,033	4,751,333	142,792	7,784,158
Total	$ 307,257,385	$ 89,530,520	$ 14,693,042	$ 411,480,947
Fixed Interest Rate	$ 65,431,063	$ 89,530,520	$ 14,651,826	$ 169,613,409
Variable Interest Rate	241,826,322	–	41,216	241,867,538
Total	$ 307,257,385	$ 89,530,520	$ 14,693,042	$ 411,480,947

Investment Securities. Investment securities at December 31, 2006 averaged $60.2 million and at December 31, 2005 averaged $42.6 million, representing 13.6% of average earning assets in 2006 and 14.3% in 2005. At December 31, 2006, our total portfolio had a book value of $69.5 million, and a market value of $68.5 million, for an unrealized net loss of $1,020,007. This compares to our market value of $44.0 million at December 31, 2005, and $36.2 million at December 31, 2004.

Investment Securities
December 31,

	2006	2005	2004
Government Sponsored Enterprises	$ 66,594,517	$ 43,873,698	$ 36,061,651
Federal Agencies	1,064,014	102,178	140,719
Other	816,000	–	–
Total investment securities	68,474,531	43,975,876	36,202,370
Other	3,459,600	2,545,400	1,379,200
Total Investments	$ 71,934,131	$ 46,521,276	$ 37,581,570

At December 31, 2006, short term investments totaled $14.0 million. At December 31, 2005, we had short-term investments of $25.5 million. At December 31, 2004 we had short-term investments of $463,069. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds.

Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2006, are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities are generally invested in government sponsored enterprises and mortgage backed securities with an average life of six years or less.

Investment Securities Maturity Distribution and Yields
December 31, 2006

	Less than one year		After one year through five years		After five years through ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government Sponsored Enterprises	$ –	–	$ 25,251,127	4.81%	$ 15,432,282	5.62%	$ 25,911,108	4.74%
Federal Agencies	–	–	–	–	–	–	1,064,014	5.10%
Other	–	–	–	–	–	–	4,275,600	6.46%
Total	$ –	–%	$ 25,251,127	4.81%	$ 15,432,282	5.62%	$ 31,250,722	5.02%

Funding Sources

Deposits and Other Interest-Bearing Liabilities. Average total deposits were $367.0 million in 2006, up 48.0% from $248.0 million in 2005. Average interest-bearing deposits were $331.6 million in 2006, up 53.9% from $216.8 million in 2005. These increases were primarily a result of the continued expansion of the Company. Deposit growth was attributable to internal growth and the generation of new deposit accounts due primarily to special promotions and increased advertising. Interest bearing checking accounts increased primarily due to a change mandated in 2005 by the South Carolina Bar Association requiring that all lawyer trust accounts be interest bearing. This created a shift from demand deposit accounts to interest bearing checking accounts.

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $319.1 million at December 31, 2006, an increase of 40.3% compared to $227.5 million at December 31, 2005. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 76.6% at December 31, 2006 and 73.2% at December 31, 2005. Our loan-to-deposit ratio was 97.4% at December 31, 2006 versus 98.8% at December 31, 2005. The average loan-to-deposit ratio was 101.6% during 2006 and 100.0% during 2005.

The following table sets forth our deposits by category as of December 31, of each respective year.

Deposits by Category
December 31,

	2006		2005		2004		2003		2002	
	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits
Non interest bearing demand	$ 37,194,469	8.9%	$ 31,152,603	10.0%	$ 32,540,139	16.0%	$ 23,454,124	17.0%	$ 19,316,292	19.3%
Interest bearing demand	21,336,836	5.1%	22,235,452	7.2%	7,770,363	3.8%	5,024,410	3.6%	4,120,079	4.1%
Money market accounts	103,056,865	24.8%	70,090,021	22.5%	65,912,428	32.4%	22,074,665	16.0%	22,797,243	22.9%
Savings accounts	3,303,763	0.8%	3,639,178	1.2%	3,003,904	1.5%	2,777,278	2.0%	2,935,199	2.9%
Time deposits < $100,000	154,191,755	37.0%	100,390,284	32.3%	46,751,575	23.1%	48,988,982	35.5%	29,810,915	29.9%
Time deposits > $100,000	97,273,441	23.4%	83,386,672	26.8%	47,190,549	23.2%	35,780,108	25.9%	20,886,309	20.9%
Total deposits	$416,357,129	100.0%	$310,894,210	100.0%	$203,168,958	100.0%	$ 138,099,567	100.0%	$ 99,866,037	100.0%

The following table sets forth our deposits by category with the average balance and the average rate paid for each category. All of our deposits are domestic.

Average balances and rates
(Dollars in thousands)

	2006		2005		2004		2003		2002	
Non interest bearing demand	$ 33,422	– %	$ 31,114	– %	$ 27,060	– %	$ 19,261	– %	$ 13,417	– %
Interest bearing demand	21,515	1.08%	17,236	0.55%	6,182	0.35%	4,869	0.45%	3,903	0.51%
Money market accounts	85,981	3.47%	75,684	2.43%	38,956	1.76%	22,440	1.40%	21,519	2.28%
Savings accounts	3,266	1.40%	3,587	1.09%	3,169	0.80%	3,074	0.82%	3,211	1.20%
Time deposits	$ 222,869	4.69%	$ 120,342	3.27%	$ 91,396	2.36%	$ 72,088	2.62%	$ 36,271	3.99%
Total	$ 367,053		$ 247,963		$ 166,763		$ 121,732		$ 78,321	

As of December 31, 2006, time deposits greater than $100,000 that matured within three months were $22.7 million, those over 3 months through 6 months were $43.2 million, those over 6 months through 12 months were $27.9 million and time deposits greater than $100,000 that had a maturity greater than 12 months were $3.5 million.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically offer rate specials on deposits. Our deposit growth during the summer months is invested in temporary investments and short-term securities. Additionally, the Company has access to other funding sources including federal funds purchased from correspondent banks and a line of credit with the Federal Home Loan Bank (FHLB) in addition to a seasonal line of credit with the Federal Reserve Discount Window.

Borrowings. Total borrowings outstanding at December 31, 2006 were $44.7 million, at December 31, 2005 were $35.5 million and at December 31, 2004 were $16.5 million. During 2006, we had average short-term borrowings of $34.7 million compared to $23.8 million in 2005 and $16.8 million in 2004. The maximum short-term borrowings outstanding during any month-end period at December 31, 2006 was $37.5 million with an average rate of 4.47%, at December 31, 2005 was $35.5 million at an average rate of 4.21% and at December 31, 2004 was $21.5 million with an average rate of 2.36%. These funds were obtained from the Federal Home Loan Bank to help fund our loan growth. During 2006, we had average long-term borrowings of $5.3 million compared to $125,334 at December 31, 2005 and none at December 31, 2004. At December 31, 2006, our long term borrowings were $7.2 million. This represents the amount of the line of credit obtained by BFNM Building, LLC to fund the construction of our new corporate headquarters. For more information concerning borrowings, refer to Notes 8 and 9 of the Notes to the Consolidated Financial Statements.

Junior Subordinated Debt

During 2006, we had average junior subordinated debt of $10.3 million compared to $9.5 million in 2005 and $3.1 million in 2004. Total junior subordinated debt outstanding was $10.3 million at December 31, 2006 and at December 31, 2005. The maximum amount outstanding during any month-end period at December 31, 2006 was $10.3 million with an average rate of 7.49%. At December 31, 2005, the maximum outstanding during any month-end period was $10.3 million with an average rate of 5.60%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 8.07% and 7.26% at December 31, 2006. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. We have no current intention to exercise our right to defer payments of interest on the trust preferred securities. We have the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $41,067 at December 31, 2006, $45,740 at December 31, 2005 and $23,333 at December 31, 2004. These costs are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $4,588 at December 31, 2006, $3,962 at December 31, 2005 and $1,667 at December 31, 2004, and is reported in noninterest expenses on the Consolidated Statements of Income.

Capital Standards and Regulatory Matters


Capital
Required
Beach First
20.00%
16.00%
12.00%
8.00%
4.00%
0
4.00%
12.16%
4.00%
13.76%
8.00%
15.19%
Leverage Ratio
Tier 1 Capital
Total Capital

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

On June 14, 2005, we closed the sale of 1,150,000 shares of our common stock at $18.75 per share in a firm commitment underwritten offering solely managed by Sandler O'Neill & Partners, L.P. We received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. We plan to use the net proceeds for general corporate purposes, which include, among other things, providing additional capital to our Bank to support our asset growth.

At December 31, 2006, our total shareholders' equity was $45.5 million ($45.8 million at the bank level). At December 31, 2006, our Tier 1 capital ratio was 13.8% (11.7% at the bank level), our total risk-based capital ratio was 15.2% (13.1% at the bank level), and our Tier 1 leverage ratio was 12.2% (10.0% at the bank level). The Bank was considered "well-capitalized" and the holding company met or exceeded its applicable regulatory capital requirements.

Liquidity Management

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. We plan to meet our future cash needs through the liquidation of temporary investments and the generation of deposits. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $21.4 million. We maintain a secured line of credit in the amount of $10.0 million with our primary correspondent. We also have a line of credit with the FHLB to borrow up to 80% of our 1 to 4 family loans, resulting in an availability of funds of $12.6 million at December 31, 2006. The FHLB has approved borrowings up to 15% of the Bank's total assets less advances outstanding. The borrowings are available by pledging additional collateral and purchasing FHLB stock. At December 31, 2006, we had borrowed $37.5 million on this line. We believe that our existing stable base of core deposits, our bond portfolio, borrowings from the FHLB, and short-term federal funds lines will enable us to successfully meet our liquidity needs for the next 12 months.

Interest Rate Sensitivity

A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.

We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a "gap" basis, we are liability-sensitive over the cumulative one-year time frame and asset-sensitive after one year as of December 31, 2006. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off balance sheet commitments in order to decrease interest rate sensitivity risk.

Off-Balance Sheet Risk

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2006, the Bank had issued commitments to extend credit of $28.2 million through various types of lending arrangements, of which $26.2 million was at variable rates. The commitments expire over the next 18 months. Past experience indicates that many of these commitments to extend credit will expire unused. We believe that we have adequate sources of liquidity to fund commitments that are drawn upon by the borrowers.

In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $22.8 million at December 31, 2006. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Impact of Inflation

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, the assets and liabilities of financial institutions such as our Company and Bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move with the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Report of Management

The consolidated financial statements of Beach First National Bancshares, Inc., and other financial information included in this summary Annual Report were prepared by management responsible for the integrity of the information presented. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts that are based on management's best estimates and judgment.

The Company maintains accounting and control systems which are believed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce records adequate for preparation of financial information. Management recognizes the limits inherent in any system of internal control as the cost of controls should not exceed the benefits derived. Management believes the system provides an appropriate balance.

In order to monitor compliance with its system of controls, the Company has contracted with third party audit service providers to perform internal audits of controls and compliance with systems and controls. Audit reports are issued to the Audit Committee of the Board of Directors. The independent accountants receive copies of these reports and the reports are available for review by regulatory authorities.

The Audit Committee of the Board of Directors meets as necessary with management, the third party internal auditor, and the independent accountants to review audit scopes, audit reports, and fee arrangements of the independent accountants, in order to evaluate management's performance of its financial reporting responsibility. Both the third party internal auditor and independent accountants have access to the Audit Committee without any management present in the discussions. Independent accountants are recommended by the Audit Committee to the Board of Directors for selection.

Elliott Davis, LLC, as independent certified public accountants, is engaged to provide an objective, independent review as to management's discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company's 2006 Annual Report on Form 10-K.

Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 22, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiaries at December 31, 2006 and 2005 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 13, 2007

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks	$ 5,198,945	$ 4,284,868
Federal funds sold and short term investments	14,010,667	25,521,071
Investment securities	68,474,531	43,975,876
Loans, net	392,848,582	307,424,435
Mortgage Loans Held for Sale	12,478,222	-
Federal Reserve Bank stock	984,000	534,000
Federal Home Loan Bank stock	2,475,600	2,011,400
Property and equipment, net	14,344,330	6,672,507
Cash value of life insurance	3,424,586	3,301,417
Other assets	5,961,876	3,663,660
Total assets	$ 520,201,339	$ 397,389,234
Liabilities and shareholders' equity		
Liabilities		
Deposits		
Non-interesting bearing	$ 37,194,469	$ 31,152,603
Interest bearing	379,162,660	279,741,607
Total deposits	416,357,129	310,894,210
Advances from Federal Home Loan Bank	37,500,000	34,000,000
Other borrowings	7,209,820	1,504,009
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	3,364,811	1,555,602
Total liabilities	474,741,760	358,263,821
Commitments and contingencies - Notes 11,12, and 15		
Shareholders' equity		
Common stock, $1 par value, 10,000,000 shares authorized, 4,768,413 shares issued and outstanding at December 31, 2006 and 3,169,958 at December 31, 2005	4,768,413	3,169,958
Paid-in capital	28,657,576	30,157,843
Retained earnings	12,706,795	6,513,582
Accumulated other comprehensive loss	(673,205)	(715,970)
Total shareholders' equity	45,459,579	39,125,413
Total liabilities and shareholders' equity	$ 520,201,339	$ 397,389,234

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

	For the years ended December 31,		
	2006	2005	2004
Interest income			
Loans and fees on loans	$ 33,096,343	$ 18,938,675	$ 10,418,114
Investment securities	2,897,719	1,838,313	1,098,986
Federal funds sold and short term investments	469,819	127,961	75,702
Other	22,929	15,682	4,069
Total interest income	36,486,810	20,920,631	11,596,871
Interest expense			
Deposits	13,711,212	5,912,891	2,799,558
Advances from FHLB and federal funds purchased	1,546,286	747,209	394,946
Junior subordinated debentures	771,740	528,812	136,943
Total interest expense	16,029,238	7,188,912	3,331,447
Net interest income	20,457,572	13,731,719	8,265,424
Provision for loan losses	2,174,400	2,184,000	1,340,000
Net interest income after provision for loan losses	18,283,172	11,547,719	6,925,424
Noninterest income			
Service fees on deposit accounts	514,286	549,689	536,077
Gain on sale of loans	60,392	14,610	–
Gain (loss) on sale of investment securities	1,007	(3,935)	37,395
Income from cash value life insurance	143,717	89,809	161,544
Income from mortgage operations	2,136,250	249,757	134,865
Other income	1,134,697	217,947	167,544
Total noninterest income	3,990,349	1,117,877	1,037,425
Noninterest expenses			
Salaries and wages	6,018,633	3,371,922	2,556,452
Employee benefits	1,138,653	675,496	501,347
Supplies and printing	126,705	101,889	89,560
Advertising and public relations	387,056	295,509	239,256
Professional fees	311,627	327,130	190,138
Depreciation and amortization	518,551	539,406	446,158
Occupancy	1,065,091	724,313	476,736
Data processing fees	547,747	455,646	343,275
Other operating expenses	2,461,594	1,053,867	838,945
Total noninterest expenses	12,575,657	7,545,178	5,681,867
Income before income taxes	9,697,864	5,120,418	2,280,982
Income tax expense	3,502,136	1,760,775	845,060
Net income	$ 6,195,728	$ 3,359,643	$ 1,435,922
Basic net income per common share	$ 1.30	$ 0.85	$ 0.48
Diluted net income per common share	$ 1.27	$ 0.83	$ 0.46
Weighted average common shares outstanding:			
Basic	4,764,072	3,975,864	3,015,993
Diluted	4,874,562	4,059,865	3,133,931

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance, December 31, 2003	1,323,768	$ 1,323,768	$ 11,837,299	$ 1,718,321	$ (146,495)	$ 14,732,893
Net income	–	–	–	1,435,922	–	1,435,922
Other comprehensive, income, net of taxes:						
Unrealized gain on investment securities	–	–	–	–	709	709
Plus reclassification adjustments for gains included in net income	–	–	–	–	(24,681)	(24,681)
Comprehensive loss	–	–	–	–	–	1,411,950
Exercise of stock options	18,750	18,750	169,673	–	–	188,423
3-for-2 stock split	670,990	670,990	(670,990)	(304)	–	(304)
Balance, December 31, 2004	2,013,508	2,013,508	11,335,982	3,153,939	(170,467)	16,332,962
Net income	–	–	–	3,359,643	–	3,359,643
Other comprehensive, income, net of taxes:						
Unrealized loss on investment securities	–	–	–	–	(548,100)	(548,100)
Plus reclassification adjustments for gains included in net income	–	–	–	–	2,597	2,597
Comprehensive income	–	–	–	–	–	2,814,140
Exercise of stock options	6,450	6,450	37,863	–	–	44,313
Issuance of common stock	1,150,000	1,150,000	18,783,998	–	–	19,933,998
Balance, December 31, 2005	3,169,958	3,169,958	30,157,843	6,513,582	(715,970)	39,125,413
Net income	–	–	–	6,195,728	–	6,195,728
Other comprehensive, income, net of taxes:						
Unrealized gain on investment securities	–	–	–	–	42,765	42,765
Plus reclassification adjustments for losses included in net income	–	–	–	–	–	–
Comprehensive income	–	–	–	–	–	6,238,493
Exercise of stock options	13,575	13,575	84,613	–	–	98,188
Issuance of common stock 3-for-2 stock split	1,584,880	1,584,880	(1,584,880)	(2,515)	–	(2,515)
Balance, December 31, 2006	4,768,413	$ 4,768,413	$ 28,657,576	$ 12,706,795	$ (673,205)	$ 45,456,579

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31, 2006	2005	2004
Operating activities			
Net income	$ 6,195,728	$ 3,359,643	$ 1,435,922
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	518,551	539,406	446,158
Proceeds from sale of mortgages held for sale	93,107,365	-	-
Disbursements for mortgages held for sale	(105,251,847)	-	-
Accretion of deferred loan fees	(1,926,017)	(1,302,357)	(534,553)
Discount accretion and premium amortization	(79,569)	(45,404)	5,776
Deferred income taxes	(747,736)	23,781	(197,073)
Provision for loan losses	2,174,400	2,184,000	1,340,000
Loss (gain) on sale of property and equipment	(583,011)	-	513
Loss (gain) on sale of investment securities	57,276	3,935	(37,395)
Investment in Beach First National Trusts	-	(310,000)	(155,000)
Increase in other assets	(1,559,511)	(917,049)	(640,263)
Increase in other liabilities	1,809,209	621,177	173,848
Loss on sale of other real estate owned	6,031	-	-
Net cash provided by operating activities	(6,279,131)	4,157,132	1,837,933
Investing activities			
Proceeds from paydowns of investment securities	4,180,510	-	-
Proceeds from sale of investment securities	4,473,361	6,148,824	5,034,461
Purchase of investment securities	(33,065,437)	(14,707,381)	(29,323,461)
Purchase of FHLB stock	(464,200)	(941,200)	(495,200)
Purchase of Federal Reserve stock	(450,000)	(225,000)	-
Decrease (increase) in Federal funds sold and short-term investments	11,510,404	(25,058,002)	4,135,451
Increase in loans, net	(86,426,270)	(119,246,152)	(56,013,661)
Purchase of life insurance contracts	(123,169)	-	-
Purchase of property and equipment	(9,107,363)	(2,540,328)	(657,540)
Proceeds from sale of property and equipment	1,500,000	10,227	7,000
Proceeds from sale of other real estate owned	400,969	-	-
Net cash used by investing activities	(107,571,195)	(156,559,012)	(77,312,950)
Financing activities			
Advances from Federal Home Loan Bank	3,500,000	17,500,000	5,000,000
Net increase in deposits	105,462,919	107,725,252	65,069,392
Advances from junior subordinated debentures	-	5,155,000	5,155,000
Proceeds from exercise of stock options	98,188	44,313	188,423
Cash paid in lieu of fractional shares	(2,515)	-	(304)
Proceeds from stock issuance, net	-	19,933,998	-
Proceeds from other borrowings	5,730,991	1,504,009	-
Repayments of other borrowings	(25,180)	-	-
Net cash provided by financing activities	114,764,403	151,862,572	75,412,511
Net (decrease) increase in cash	914,077	(539,308)	(62,506)
Cash and cash equivalents at beginning of year	4,284,868	4,824,176	4,886,682
Cash and cash equivalents at end of year	**$ 5,198,945**	**$ 4,284,868**	**$ 4,824,176**
Cash paid for			
Interest	**$ 16,029,238**	**$ 6,795,301**	**$ 3,183,507**
Income taxes	**$ 3,502,136**	**$ 2,084,279**	**$ 916,740**

The accompanying notes are an integral part of these consolidated financial statements.

Notes

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the "Company") is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the "Bank"), Beach First National Trust (the "Trust"), Beach First National Trust II (the "Trust II"), and BFNM, LLC (the "LLC"). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust and the Trust II are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

In 2005, the Company formed a limited liability corporation with Nelson Mullins Riley & Scarborough, LLP (Nelson Mullins) known as BFNM, LLC. The purpose of the LLC was to construct and own an office building in Myrtle Beach, South Carolina. The building was completed in 2006. The Company owns two-thirds of the LLC and Nelson Mullins owns one-third.

Basis of presentation — The consolidated financial statements include the accounts of the Company, the Bank, and the LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. In accordance with current accounting guidance, the Trust and Trust II have not been consolidated in these financial statements. The Company uses the accrual basis of accounting.

Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans, investment securities, federal funds sold and amounts due from banks.

The Company originates consumer, commercial business, commercial real estate, residential mortgage loans and land acquisition and land development loans for personal and business purposes. These loans are primarily originated in the markets we serve. These markets are centered in the Myrtle Beach area and Hilton Head, South Carolina, but include the geographical area from Little River, South Carolina to Pawleys Island, South Carolina and Hilton Head and Bluffton in Beaufort County, South Carolina. The mortgage division originates mortgages in several states and these loans are sold to investors.

The Company's loan portfolio is not centered in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to groups of borrowers or industries that would be similarly affected by economic conditions except for loans for the acquisition of land and loans for the development of land and for commercial real estate loans. The acquisition of land and loans for the development of land concentration totaled $120.1 million at December 31, 2006, representing 264.2% of total capital and 29.6% of net loans. At December 31, 2005, the concentration totaled $93.6 million representing 239.2% of total capital and 30.4% of net loans. This concentration declined as a percentage of loans in 2006, as compared to 2005. Investment in second homes, relocation of retirees to our markets and the steady growth of population to support the service industries (i.e., heating and cooling, plumbing, janitorial services, pest control, medical, etc.) have contributed to this concentration. The commercial real estate loan concentration totaled $116.7 million at December 31, 2006, representing 256.7% of total capital and 28.8% of net loans. At December 31, 2005 the concentration totaled $90.8 million, representing 233.0% of total capital and 29.5% of net loans. This concentration declined as a percentage of loans in 2006, as compared to 2005. There is a diversified portfolio mix of these loans. The loans are primarily centered in small business owner occupied buildings, retail shops, office buildings, medical offices, warehouses, service businesses, churches, restaurants, convenience stores and tourist related businesses.

These loans could be negatively impacted by changes in economic conditions, declining market values, slower absorption of the projects and interest rate increases. The Company has not experienced any significant losses in these areas. Management continues to implement procedures to monitor these concentrations and has considered these concentration's in its allowance for loan loss analysis.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices. These loans would include those that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management tries to use its best judgment when evaluating risk and the effect and impact these factors may have on the banks loan portfolio. These factors may include national and local economic conditions, concentrations of credit types of loans that carry a higher degree of risk, terms of loans both long-term and interest only repayment schedules, supervisory loan-to-value limits, unsecured loan concentrations, nature and mix of the loan portfolio, vacancy rates, collateral types, insurance volatility, real estate markets, entry into new products and other factors that may be assigned from time to time.

Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and cash equivalents — For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks". Cash and cash equivalents have an original maturity of three months or less.

Investment securities — The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. SFAS 115 requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. **Held to maturity**: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.

Other investments — The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value.

Loans, interest and fee income on loans — Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Fees on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Allowance for loan losses —The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Residential mortgage loans held-for-sale — The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Real estate acquired in settlement of loans — Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Property and equipment — Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes — The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense —Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per share — Basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock splits recorded in 2004 and 2006. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2006	2005	2004
Basic earnings per share:			
Net income available to common shareholders	$ 6,195,728	$ 3,359,643	$ 1,435,922
Average common shares outstanding – basic	4,764,072	3,975,864	3,015,993
Basic earnings per share	$ 1.30	$ 0.85	$ 0.48
Diluted earnings per share:			
Net income available to common shareholders	$ 6,195,728	$ 3,359,643	$ 1,435,922
Average common shares outstanding – basic	4,764,072	3,975,864	3,015,993
Incremental shares from assumed conversion of stock options	110,490	84,001	117,938
Average common shares outstanding – diluted	4,874,562	4,059,865	3,133,931
Diluted earnings per share	$ 1.27	$ 0.83	$ 0.46

Stock based compensation —The Company has a stock-based employee compensation plan which is further described in Note 17. For the years ended December 31, 2005 and 2004, the Company utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R), which requires that the fair value of share-based payments to employees, including stock options, be recognized as compensation expense in the statement of income.

In December 2005, the Company elected to fully vest all outstanding options effective immediately. As a result, there is no compensation cost attributable to periods after 2005 for options granted in 2005 or earlier, because there is no requisite service period over which the options must be earned. In addition, no options were granted during the year ended December 31, 2006 and, therefore, no cost to recognize in the financial statements.

The following table illustrates the effect on net income and net income per common share as if the Company had applied fair value recognition provisions to stock-based employee compensation in 2006, 2005 and 2004.

	For the years ended December 31,		
	2006	2005	2004
Net income, as reported	$ 6,195,728	$ 3,359,643	$ 1,435,922
Deduct: Total stock -based employee compensation expense determined under fair value based method for all awards, net of related tax effects	–	1,256,526	340,488
Amount of stock-based employee compensation included in net income as reported	–	–	–
Pro forma net income	$ 6,195,728	$ 2,103,117	$ 1,095,434
Net income per common share			
Basic - as reported	$ 1.30	$ 0.85	$ 0.48
Basic - pro forma	$ 1.30	$ 0.53	$ 0.36
Diluted - as reported	$ 1.27	$ 0.83	$ 0.46
Diluted - pro forma	$ 1.27	$ 0.52	$ 0.35

As previously mentioned, on December 14, 2005, the Board of Directors approved accelerating the vesting of 117,000 unvested stock options. The accelerated vesting was effective as of December 14, 2005. All of the other terms and conditions applicable to the outstanding stock options remained unchanged.

The decision to accelerate vesting of these options avoided recognition of pre-tax compensation expense by the Company upon the adoption of SFAS 123(R) in 2006. In the Company's view, the future avoidance of compensation expense will outweigh the incentive and retention value associated with the stock options. The future pre-tax compensation expense avoided is expected to be approximately $137,000 in 2007. The Company believes that the acceleration of vesting stock options meets the criteria for variable accounting under FIN No. 44. Based upon past experience, the Company believes the grantees of these stock options will remain as a director or employee of the Company.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders' equity.

Recently issued accounting pronouncements — The following is a summary of recent authoritative pronouncements the Company:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, "Fair Value Measurement." The Company is currently analyzing the fair value option provided under SFAS 159.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company's fiscal year end. SFAS 158 is effective for publicly"held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company does not have a defined benefit pension plan. Therefore, SFAS 158 will not impact the Company's financial conditions or results of operations.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing the effect of adoption of EITF 06-4 on its financial position, results of operations and cash flows.

In September 2006, the FASB ratified the consensus reached related to EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance." EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policy-holder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effect of adoption of EITF 06-5 on its financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has implemented SAB 108 and determined that it has no impact on the reported results of operations or financial conditions as reported herein.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2006 and 2005 these required reserves were met by vault cash.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair value of available for sale investment securities are as follows:

	December 31, 2006			
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
Government Sponsored Enterprises	$ 67,608,363	$ 130,700	$ 1,144,546	$ 66,594,517
Federal Agencies	1,071,863	212	8,061	1,064,014
Corporate	814,312	1,688	-	816,000
Total securities	$ 69,494,538	$ 132,600	$ 1,152,607	$ 68,474,531

	December 31, 2005			
	Amortized	Gross unrealized		Fair
	Cost	Gains	Losses	Value
Government Sponsored Enterprises:	$ 44,958,458	$ 4,859	$ 1,090,261	$ 43,873,056
Federal Agencies	102,221	599	-	102,820
Total securities	$ 45,060,679	$ 5,458	$ 1,090,261	$ 43,975,876

The amortized costs and fair values of investment securities at December 31, 2006, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Federal agency securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized cost	Fair value
Due after one year through five years	$ 21,886,311	$ 21,672,100
Due after five through ten years	12,949,734	12,947,313
Due after ten years	814,312	816,000
Sub-total	35,650,357	35,435,413
Federal Agencies	33,844,181	33,039,118
Total securities	$ 69,494,538	$ 68,474,531

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006.

	Less than 12 months		12 months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government Sponsored Enterprises	$ 13,716,282	$ 66,633	$ 36,594,828	$ 1,077,912	$ 50,311,110	$ 1,144,545
Federal Agencies	983,881	7,540	64,578	521	1,048,459	8,061
Total	$ 14,700,163	$ 74,173	$ 36,659,406	$ 1,078,433	$ 51,359,569	$ 1,152,606

Securities classified as available-for-sale are recorded at fair market value. Approximately 93.6% of the unrealized losses, or forty individual securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2006 and 2005 were $40,097,490 and $38,837,711 and $37,740,753 and $38,741,006, respectively.

For the years ended December 31, 2006, 2005 and 2004, proceeds from sales of securities available for sale amounted to $4,473,361, $6,148,824, and $5,034,461, respectively. Gross realized gains (losses) amounted to $1,007, $(3,935), and $37,395, respectively.

NOTE 4 — LOANS

The composition of net loans by major loan category is presented below:

	December 31, 2006	December 31, 2005
Commercial	$ 43,974,792	$ 42,182,809
Real estate – construction	44,032,693	25,846,870
Real estate – mortgage	303,211,082	236,539,168
Consumer	7,784,157	7,488,039
	399,002,724	312,056,886
Less:		
Allowance for loan losses	5,888,052	4,364,287
Deferred loan fees	266,090	268,164
	6,154,142	4,632,451
Loans, net	**$ 392,848,582**	**$ 307,424,435**

Impaired loans which consisted entirely of nonaccrual loans totaled $1,624,511 and $1,111,264 at December 31, 2006 and 2005, respectively, which had the effect of reducing net income $145,626 in 2006 and $148,196 in 2005.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31, 2006	2005	2004
Balance, beginning of year	$ 4,364,287	$ 2,421,839	$ 1,760,481
Recoveries of loans previously charged against the allowance	141,553	38,304	4,964
Provision for loan losses	2,174,400	2,184,000	1,340,000
Loans charged against the allowance	(792,188)	(279,856)	(683,606)
Balance, end of year	**$ 5,888,052**	**$ 4,364,287**	**$ 2,421,839**

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2006	December 31, 2005
Land	$ 1,838,564	$ 2,057,171
Buildings and improvements	11,402,529	2,621,052
Furniture and equipment	2,766,333	2,171,455
Software	674,462	573,069
Construction in progress	12,434	1,575,756
	16,694,322	8,998,503
Accumulated depreciation	(2,349,992)	(2,325,996)
Total property and equipment	**$ 14,344,330**	**$ 6,672,507**

The majority of the construction in process relates to the construction of the BFNM, LLC building (see Note 9).

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 amounted to $518,551, $539,406, and $446,158, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2006, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2007	$	847,712
2008		417,690
2009		407,053
2010		384,449
2011		389,145
Thereafter		2,237,796
	$	4,683,845

The Bank has entered into six separate lease agreements for its banking locations and seven lease agreements for its mortgage production locations. These lease agreements have various initial lease terms and expire on various dates through 2022. The lease agreements generally provide that the Bank is responsible for ongoing repairs and maintenance, insurance and real estate taxes. The leases also provide for renewal options and certain scheduled increases in monthly lease payments. Total rental expense amounted to $775,232, $508,250 and $293,098 for the years ended December 31, 2006, 2005, and 2004, respectively.

Other income for the year ended December 31, 2006 includes a gain on the sale of a branch location of $583,011.

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts:

	December 31,			
	2006		2005	
Non-interest bearing	$	37,194,469	$	31,152,603
Interest bearing:				
Interest bearing checking accounts		21,336,836		22,235,452
Money market accounts		103,056,865		70,090,021
Savings		3,303,763		3,639,178
Time, less than $100,000		154,191,756		100,390,284
Time, $100,000 and over		97,273,440		83,386,672
Total deposits	**$**	**416,357,129**	**$**	**310,894,210**

At December 31, 2006 and 2005, $34,644,000 and $23,748,000 of time deposits less than $100,000 consisted of brokered deposits. Interest expense on time deposits greater than $100,000 was $4,446,592 in 2006, $1,880,101 in 2005, and $866,990 in 2004.

At December 31, 2006 the scheduled maturities of time deposits are as follows:

2007	$	121,795,682
2008		121,741,563
2009		4,548,789
2010		1,153,474
2011		2,225,688
	$	**251,465,196**

NOTE 8 — ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank ("FHLB") at December 31 are summarized below:

FHLB Description	Current Rate	Maturity Date	Call Date	2006	2005
Convertible	3.87%	08/19/2010	08/21/2006	–	5,000,000
Convertible	4.51%	11/23/2010	11/24/2008	7,500,000	7,500,000
Convertible	3.44%	03/10/2015	03/12/2007	5,000,000	5,000,000
Convertible	3.68%	07/13/2015	07/14/2008	5,000,000	5,000,000
Convertible	4.06%	09/29/2015	09/29/2009	5,000,000	5,000,000
Fixed Rate Hybrid	4.76%	10/21/2010		5,000,000	5,000,000
Fixed Rate Credit	2.25%	02/17/2006		–	1,500,000
Prime Based Advance	5.41%	09/19/2011		10,000,000	–
				$ 37,500,000	$ 34,000,000

The advances were collateralized by one to four family residential mortgage loans, Government sponsored enterprises and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 — OTHER BORROWINGS

In June 2005, the LLC obtained a loan from a bank for the construction of a building that serves as the Company's corporate office. The loan allowed for total available proceeds of $7,235,000 to be advanced as construction is completed. The loan requires monthly payments of accrued interest during the twelve-month construction period equal to LIBOR plus 1.40%, followed by 107 installments of principal and interest based on a fifteen year amortization, with all remaining principal and interest due on June 15, 2015. The outstanding balance on the loan at December 31, 2006 was $7,209,820.

NOTE 10 — JUNIOR SUBORDINATED DEBENTURES

On May 27, 2004, and March 30, 2005, Beach First National Trusts (the "Trust") and ("Trust II"), non-consolidated subsidiaries of the Company, issued and sold floating rate capital securities of the trusts, which are reported on the Consolidated Balance Sheets as junior subordinated debentures. Each issuance generated proceeds of $5.0 million. The Trusts loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

During 2006, the average junior subordinated debt was $10.3 million compared to $9.5 million in 2005. Total junior subordinated debt outstanding at December 31, 2006 and 2005 was $10.3 million and $10.3 million, respectively. The maximum amount outstanding during any month-end period in 2006 was $10.3 million with an average rate of 7.49%. The maximum amount outstanding during any month-end period in 2005 was $10.3 million with an average rate of 5.60%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 8.07% and 7.26% at December 31, 2006. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. We have no current intention to exercise our right to defer payments of interest on the trust preferred securities. We have the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $41,067 and $45,740 at December 31, 2006 and 2005, respectively, and are included in other assets on our Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $ 4,588, $3,962, and $1,667 for the years ended December 31, 2006, 2005 and 2004, respectively, and is reported in noninterest expense on the Consolidated Statements of Income.

NOTE 11 – UNUSED LINES OF CREDIT

At December 31, 2006, the Bank had $16,400,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2006, the Bank had the ability to borrow an additional $12.6 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. In addition, U.S. government agency securities with a book value of $7,356,742 and a market value of $7,092,114, respectively, are pledged to secure the borrowing. FHLB has approved borrowings up to 15% of the bank's total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2006, there is no litigation pending.

Refer to Note 15 concerning financial instruments with off balance sheet risk.

NOTE 13 – INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2006	2005	2004
Income taxes currently payable			
Federal	$ 3,834,918	$ 2,251,274	$ 937,398
State	301,468	168,861	104,735
	4,136,386	2,420,135	1,042,133
Deferred taxes			
Allowance for loan losses	(537,502)	(617,922)	(168,461)
Depreciation	51,238	(62,418)	35,450
Loan origination fees	43,164	(18,752)	(21,078)
Deferred compensation	(76,916)	(46,184)	(33,685)
Other	(114,234)	85,945	(9,299)
	(634,250)	(659,360)	(197,073)
Income tax expense	**$ 3,502,136**	**$ 1,760,775**	**$ 845,060**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)	
	2006	2005
Allowance for loan losses	$ 1,827,410	$ 1,289,908
Unrealized loss on investment securities	380,769	368,833
Depreciation	(149,685)	(98,447)
Loan origination fees	90,046	133,210
Deferred compensation	191,920	115,004
Other	41,279	(72,955)
Net deferred tax asset	**$ 2,381,739**	**$ 1,735,553**

The net deferred tax asset is reported in other assets in the Consolidated Balance Sheets at December 31, 2006 and 2005. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 3,297,274	34%	$ 1,740,942	34%	$ 775,534	34%
Increase (decrease) in taxes Resulting from:						
State bank tax (net of federal benefit)	198,969	2	111,448	2	45,458	2
Other	5,893	–	(91,615)	(2)	24,068	1
Tax provision	**$ 3,502,136**	**36%**	**$ 1,760,775**	**34%**	**$ 845,060**	**37%**

NOTE 14 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the years ended December 31,		
	2006	2005	2004
Balance, beginning of year	$ 15,002,485	$ 6,411,553	$ 6,240,929
New loans	17,417,068	19,162,694	5,082,159
Less loan payments	13,442,638	10,571,762	4,911,535
Balance, end of year	**$ 18,976,915**	**$ 15,002,485**	**$ 6,411,553**

Deposits by directors, including their affiliates and executive officers, at December 31, 2006 and 2005 approximated $19,712,400 and $19,778,967, respectively.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2006, unfunded commitments to extend credit were $28,160,256 of which $1,950,261 were at fixed rates, and $26,209,995 were at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2006, there were commitments totaling $22,807,261 for letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 16 – EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2006, 2005, and 2004 amounted to $223,930, $117,497, and $81,464, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,424,586 and $3,301,417 at December 31, 2006 and 2005, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Income. The Company recorded expense related to these benefits of $250,272 in 2006 and $158,578 in 2005.

NOTE 17 – STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 402,702 incentive stock options, adjusted for the stock split, at an option price per share not less than the fair market value on the date of grant. As discussed in Note 1, the Company fully vested all options on December 14, 2005 that had been granted, including an additional 117,000 options issued to directors on the same date.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were no options granted for the year ended December 31, 2006. For the year ended December 31, 2005, the risk free interest rate used ranged from 4.04% to 4.76%, the expected option life was 10 years, volatility ranged from 34.98% to 35.58% and the assumed dividend rate was zero. For the year ended December 31, 2004, the risk free interest rate used ranged from 4.04% to 4.76%, the expected option life was 10 years, volatility ranges from 29.02% to 30.20%, and the assumed dividend rate was zero.

A summary of the status of the plan as of December 31, 2006, 2005 and 2004 and changes during the years ended on those dates is presented below adjusted for the stock splits:

	2006		2005		2004	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	517,054	$ 11.06	346,954	$ 8.19	258,267	$ 5.31
Granted	–	–	184,500	16.16	130,500	12.71
Exercised	(13,575)	7.25	(9,675)	4.58	(41,812)	4.51
Forfeited or expired	–	–	(4,725)	–	–	–
Outstanding at end of year	503,479	11.18	517,054	11.08	346,955	8.19
Options exercisable at year-end	503,479	11.18	517,054	11.08	236,705	7.73
Shares available for Grant	15,261		15,261		604,503	
Weighted Average fair value of options granted		–		$ 6.06		$ 5.90

The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was $0, $2,030,054, and $531,357, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $256,118, $158,245, and $661,062, respectively.

As of December 31, 2006 all options outstanding were exercisable. The aggregate intrinsic value of these options was $5,632,103 and the weighted average remaining contractual term of the options was 6.92 years at December 31, 2006.

NOTE 18 — SHAREHOLDERS' EQUITY

Stock Dividends — In October 2006, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record on December 1, 2006. The dividend was paid on December 21, 2006. All earnings per share amounts for all periods have been adjusted to reflect this 3-for-2 split. In April 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record on May 12, 2004. The dividend was paid on June 2, 2004. All earnings per share amounts for all periods have been adjusted to reflect the 3-for-2 split.

Stock Offering — On June 14, 2005, the Company closed on a secondary stock offering whereby 1,150,000 shares of the Company's stock was issued at $18.75 per share. Net proceeds after deducting underwriter discounts and expenses were $19.9 million. Proceeds from the offering will be used to support the growth of the Company.

Cash Dividends — There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

NOTE 19 — REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
As of December 31, 2006						
Total Capital (to risk weighted assets)	$62,331	15.2%	$ 32,806	8.0%	$ N/A	N/A
Tier 1 Capital (to risk weighted assets)	56,443	13.8	16,360	4.0	N/A	N/A
Tier 1 Capital (to average assets)	56,443	12.2	18,506	4.0	N/A	N/A
As of December 31, 2005						
Total Capital (to risk weighted assets)	$54,345	17.4%	$ 24,986	8.0%	$ N/A	N/A
Tier 1 Capital (to risk weighted assets)	49,981	16.0	12,495	4.0	N/A	N/A
Tier 1 Capital (to average assets)	49,981	13.8	14,487	4.0	N/A	N/A

The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 52,419	13.1%	$32,012	8.0%	$ 40,015	10.0%
Tier 1 Capital (to risk weighted assets)	46,531	11.7	15,908	4.0	23,862	6.0
Tier 1 Capital (to average assets)	46,531	10.0	18,612	4.0	23,266	5.0
As of December 31, 2005						
Total Capital (to risk weighted assets)	$ 43,517	14.0%	$24,867	8.0%	$ 31,084	10.0%
Tier 1 Capital (to risk weighted assets)	39,637	12.8	12,387	4.0	18,580	6.0
Tier 1 Capital (to average assets)	39,637	11.0	14,413	4.0	18,017	5.0

NOTE 20 — FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date. Securities are valued using quoted market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Fair value for fixed rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for Certificate of deposit accounts are valued by discounting at rates currently available on similar account types. Fair value for advances from the FHLB are based on discounted cash flows using the Company's current incremental borrowing rate. Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate. Fair value for other borrowings approximates their carrying value since the borrowings bear a floating rate.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets:				
Cash and due from banks	$ 5,198,945	$ 5,198,945	$ 4,284,868	$ 4,284,868
Federal funds sold and short term Investments	14,010,667	14,010,667	25,521,071	25,521,071
Investment securities	68,474,531	68,474,531	43,975,876	43,975,876
Loans, net	405,326,804	405,095,000	307,424,435	311,665,092
Federal Reserve Bank stock	984,000	984,000	534,000	534,000
Federal Home Bank Loan Bank stock	2,475,600	2,475,600	2,011,400	2,011,400
Trust Preferred Securities	814,312	814,312	2,011,400	2,011,400
Financial Liabilities:				
Deposits	416,357,129	412,594,234	310,894,210	300,755,000
Advances from Federal Home Loan Bank	37,500,000	36,994,000	34,000,000	33,975,000
Other borrowings	7,209,820	7,209,820	1,504,009	1,504,009
Junior subordinated debt	10,310,000	10,310,000	10,310,000	10,310,000
Financial Instruments with Off-Balance Sheet Risks:				
	Notional Amount	Fair Value	Notional Amount	Fair Value
Commitments to extend credit	28,160,256	–	37,522,840	–
Standby letters of credit	22,807,261	–	8,329,433	–

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31, 2006	December 31, 2005
Assets		
Cash	$ 9,043,890	$ 8,725,547
Investment in Bank subsidiary	45,857,311	39,081,609
Investment in Beach First National Trusts	310,000	310,000
Investment in BFNM, LLC	2,861,446	1,838,564
Other assets	49,830	54,636
Total assets	**$ 58,122,477**	**$ 50,010,356**
Liabilities and Shareholders' Equity		
Accounts payable	$ 188,836	$ 421,760
Due to Bank subsidiary	2,164,062	153,183
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	45,459,579	39,125,413
Total liabilities and shareholders' equity	**$ 58,122,477**	**$ 50,010,356**

Condensed Statements of Income

	For the years ended December 31, 2006	2005	2004
Income	$ 242,985	$ 140,365	$ 44,562
Expenses			
Interest	771,740	528,812	136,943
Amortization	5,006	4,379	1,667
Other expenses	–	–	600
Total expenses	776,746	533,191	139,210
Income before equity in undistributed net income of subsidiaries	(533,761)	(392,826)	(94,648)
Equity in undistributed net income of Subsidiaries	6,729,489	3,752,469	1,530,570
Net income	**$ 6,195,728**	**$ 3,359,643**	**$ 1,435,922**

Condensed Statements of Cash Flows

	For the years ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 6,195,728	$ 3,359,643	$ 1,435,922
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed net income of the bank subsidiaries	(6,729,489)	(3,752,469)	(1,530,570)
Amortization	5,006	4,628	1,667
Increase (decrease) in due to Bank	2,010,879	588,600	76,086
(Increase) decrease in other assets	(200)	(25,401)	(1,369)
Increase (decrease) in accounts payable	(300,591)	353,108	36,776
Net cash provided by (used for) operating activities	1,183,333	528,109	18,512
Investing activities			
Additional investment in bank	–	(19,000,000)	(3,500,000)
Additional investment in BFNM, LLC	(958,663)	–	-
Investment in Beach First National Trusts	-	(155,000)	(155,000)
Commissions paid on trust preferred securities	–	–	(25,000)
Proceeds from sale of securities available for sale	–	18,246	11,439
Purchase of premises and equipment	–	(607,618)	–
Net cash provided (used for) investing activities	(958,663)	(19,744,372)	(3,668,561)
Financing activities			
Proceeds from issuance of junior subordinated debentures	–	5,155,000	5,155,000
Proceeds from exercise of stock options	98,188	44,313	188,423
Cash in lieu of stock dividend	(2,515)	–	(304)
Proceeds from stock issuance, net	–	19,933,998	–
Net cash provided by financing activities	95,673	25,133,311	5,343,119
Net increase in cash and cash equivalents	318,343	5,917,048	1,693,070
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,725,547	2,808,499	1,115,429
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 9,043,890**	**$ 8,725,547**	**$ 2,808,499**

NOTE 22 – QUARTERLY DATA (UNAUDITED)

(Dollars in thousands except per share)	2006 Fourth Quarter	2006 Third Quarter	2006 Second Quarter	2006 First Quarter	2005 Fourth Quarter	2005 Third Quarter	2005 Second Quarter	2005 First Quarter
Interest income	$ 10,668	$ 9,696	$ 8,566	$ 7,556	$ 6,331	$ 5,712	$ 4,820	$ 4,057
Interest expense	4,890	4,234	3,689	3,216	2,409	1,855	1,653	1,272
Net interest income	5,778	5,462	4,877	4,340	3,922	3,857	3,167	2,785
Provision for loan losses	396	591	665	522	541	544	599	500
Net interest income after provision for loan losses	5,382	4,871	4,212	3,818	3,381	3,313	2,568	2,285
Noninterest income	1,481	1,237	961	312	294	269	292	263
Noninterest expenses	3,991	3,398	2,949	2,238	1,889	2,042	1,827	1,787
Income before taxes	2,872	2,710	2,224	1,892	1,786	1,540	1,033	761
Income tax expense	1,041	980	801	680	559	552	370	279
Net Income	$ 1,831	$ 1,730	$ 1,423	$ 1,212	$ 1,227	$ 988	$ 663	$ 482
Earnings per share:								
Basic	0.41	0.36	0.30	0.26	0.27	0.21	0.20	0.16
Diluted	0.40	0.35	0.29	0.25	0.20	0.20	0.19	0.15

Corporate Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 18, 2007, beginning at 2 p.m.

Stock Information

The Company's stock trades on the NASDAQ Global Market® under the symbol "BFNB." As of March 2, 2007, the Company had approximately 2,974 stockholders and 4,769,116 shares of common stock outstanding. This does not reflect the number of persons or entities who hold stock in nominee or "street name." For information contact:

Sandler O'Neill & Partners, L. P.	800.635.6860 tthurston@sandleroneill.com
Scott & Stringfellow	800.476.3662 info@scottstringfellow.com
Monroe Securities	800.766.5560
Wedbush Morgan Securities	213.688.8000 www.wedbush.com

You can also learn about Beach First National Bancshares via the Internet. You may visit NASDAQ.com, enter "BFNB," and click on "Info Quotes." You may also visit the shareholder relations section of our website, beachfirst.com, for additional details and company news.

Stock Performance

The chart at right shows the performance of Beach First National Bancshares, Inc. in comparison to three indices over the time period from July 2003 until March 2007.


Price History - Beach First National Bancshares Inc.
12/31/2001 - 12/29/2006
Beach First National Bancshares Inc.
NASDAQ / Banking Index
S&P 500 / Regional Banks - SUB
Russell 2000
450
400
350
300
250
200
150
100
50
0
12/01
12/02
12/03
12/04
12/05
12/06

Registrar and Transfer Agent

First Citizens Bank
Corporate Trust Division-DAC61
P.O. Box 29522
Raleigh, NC 27626-0522
Toll-free: 1.877.685.0576

Form 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Executive Vice President and Chief Financial Officer, 3751 Robert M. Grissom Parkway, Suite 100, Myrtle Beach, SC 29577, or via e-mail (dburch@beachfirst.com).

Forward Looking Statement

Certain statements in this report may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risk, uncertainties, and other factors, such as a downturn in the economy, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our Company or any person that the future events, plans, or expectations contemplated by our Company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Executive Officers

Walter E. Standish, III
President
Chief Executive Officer

Richard N. Burch
Executive Vice President
Chief Financial Officer

M. Katharine Huntley (Katie)
Executive Vice President
Chief Credit Officer

Julien E. Springs
Executive Vice President
Business Development Officer

Departments

Accounting

Melissa Downs-High
Assistant Vice President
Comptroller

Joey Housand
Accounting Manager

Deposit Operations

Tiffany P. Suggs
Vice President
Deposit Operations Manager

Deborah J. Myers
Assistant Vice President
Credit Card Services Manager

Human Resources

Lorie Y. Runion
Vice President
Director of Human Resources

Information Technology and Facilities

William E. Hinson
Vice President
Information Technology
and Facilities

M. Scott Williamson
Assistant Vice President
Systems Analyst

Loan Operations

Linda S. Dickinson
Vice President
Loan Operations Manager

John D. Brown, Jr.
Vice President
Loan Administration

Compliance

Rita M. Maxson, CRCM
Vice President
Director of Compliance

Marketing

Barbara W. Marshall
Vice President
Director of Marketing

Mortgage

H. David Stacy
Vice President
Director of Mortgage Loans

Security

C. Dale Long
Assistant Vice President
Security Officer

Branches

Grand Strand

Myrtle Beach Office

Barbara H. Abrams
Vice President
Branch Manager

Harry G. Bates, IV
Vice President
Commercial Relationship
Manager

Dreama S. Osborne
Vice President
Merchant/Credit Card Services
Representative

Jolene McCune
Banking Officer
Loan Support Specialist

North Strand

Marcus G. McDowell
Vice President
Regional Manager

North Myrtle Beach Office

John L. Breeden, III
Vice President
Commercial Relationship
Manager

South Strand

O. Kendall Buckner
Vice President
Regional Manager

Litchfield Office

Patricia A. Tyler
Vice President
Branch Manager

Surfside Beach Office

Orit Perez
Assistant Vice President
Branch Manager

Collier J. Schettig
Assistant Vice President
Relationship Manager

Hilton Head Island

Paul R. Walter
Vice President
Regional Manager

The Village at Wexford

Michelle N. Wilson
Vice President
Mortgage Banker

Donnie Jo Thibault
Assistant Vice President
Relationship Manager

Pineland Station

Matt Richardson
Assistant Vice President
Relationship/Branch Manager

Nat Green
Assistant Vice President
Relationship Manager

Equal Employment Opportunity

Beach First is an equal opportunity employer. It is the bank's policy to grant equal employment opportunity (EEO) to all qualified persons without regard to race, color, sex, religion, age, national origin, physical or mental disability, physical or mental disability, veteran's status, or any other characteristics protected by applicable law ("Protected Characteristics"). The bank provides equal opportunities in employment, promotion, wages, benefits, and all other privileges, terms, and conditions of employment. This policy has the support of the highest levels of management. Unfavorable speech or actions by employees regarding the Protected Characteristics of other employees, agents, contractors, vendors, customers, or others having an affiliation with the Bank will not be tolerated. All employees and managers are expected to comply with our equal employment opportunity policy.

Beach First is a South Carolina Family Friendly Workplace.

Member FDIC

EQUAL HOUSING LENDER

Board of Directors

Michael Bert Anderson
Managing Owner
Patricia Resorts

Bart Buie
Certified Public Accountant
Bartlett Buie, CPA, P.A.

Raymond E. Cleary, III, DDS
Chairman of the Board
Beach First National Bancshares, Inc.
Dentist
Glenn's Bay Dentists at Surfside

E. Thomas Fulmer
Owner
Beachcomber Realty

Michael D. Harrington
General Contractor
Harrington Construction Company, Inc.

Joe N. Jarrett, Jr. MD
Orthopaedic Surgeon
Strand Orthopaedic Consultants, LLC

Richard E. Lester
Attorney
Lester, Lester, and Harwell, P.A.

Leigh Ammons Meese
President
Sea Mist Resort and Family Kingdom
Amusement Park

Rick H. Seagroves
Owner
Southeast Restaurant Corporation

Don J. Smith
President
Coldwell Banker Chicora Real Estate

Samuel R. Spann, Jr.
President
Spann Roofing and Sheet Metal, Inc.

B. Larkin Spivey, Jr.
Owner
Spivey Company, LLC

Walter E. Standish, III
President and Chief Executive Officer
Beach First National Bank

James C. Yahnis
Beverage Wholesaler
The Yahnis Company

Business Development Boards

North Strand

J. Michael Campbell
Sales Representative, Blanchard Machinery

Bunkie Ford
Owner, Ford's Fuel Service, Inc.
and Ford's Propane, Inc.

Tina Yates
Owner, Hoskins Restaurant

Roger P. Roy, Jr.
Attorney, Cook & Roy, LLC

Linda Hope Taylor
Owner, Hope Taylor & Co.

Mickey Thompson
Owner, Marine Service Center of Little River

Joey Todd
Owner, Atlantic Heating and Cooling

Quinn Thompson
Owner, Thompson Roofing Company

South Strand

Frederick C. Parsons, III
Attorney, Parsons, Ouverson, Stark, Guest, and Neill, PA

Laura Jackson Hoy
The Jackson Companies

Brian J. Brady, CPA/PFS, ChFC
Lawlor & Brady CPAs, LLC
Lawlor & Brady Financial Planning, LLC

Tim Conner
Owner, American Athletic Clubs

Helen Smith
Project Manager, SE Smith Construction Co., Inc.

Allen B. Foxworth
Owner, Foxworth Construction, Inc.

Hilton Head Island

David Howard
President, Allied Management Group

Joe Ryan
Broker-in-Charge/Owner,
Weichert Realty-Coastal Properties

Gloria LaCoe
Realtor, Dunes Marketing

Paul Cale
Owner/President, Hilton Head Vacation Rentals

Dennis Sexton
President, Dennis Sexton Home Builders

Jeff Wilson
President, Pinnacle Southeastern, Inc.

Chuck Slusne
Owner, Coastal Home & Villa Rentals

Hale Mayer
Retired

Mary Navis
President-Billy Wood Appliance

Mark June, CPA
Managing Director, June & Associates, CPA

Pawleys Island

Van Arrington
Pastor, My Father's House

Jackie Epperson, MD
Inlet Medical Associates

Joe Burger
Owner, McDonald's Pawleys Island and Andrews

Vida Miller
Owner, Gray Man Gallery

Donald Godwin
Owner, Southern Asphalt

Heyward Gulledge
Investor

Lee Hewitt
Co-Owner, Garden City Realty

Banking Offices

Main Office
3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265

North Myrtle Beach
710 Highway 17 North
North Myrtle Beach, SC 29582
843.663.2265

Surfside Beach
3064 Dick Pond Road
Surfside Beach, SC 29588
843.294.6000

Pawleys Island
115 Willbrook Blvd., Suite A
Pawleys Island, SC 29585
843.979.5300

Hilton Head Island-
The Village at Wexford
1000 William Hilton Parkway,
Suite F-4
Hilton Head Island, SC 29928
843.842.3232

Hilton Head Island-
Pineland Station
430 William Hilton Parkway,
Suite 501
Hilton Head Island, SC 29926
843.342.8866

Mortgage Offices

Myrtle Beach
3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265

Gastonia
1519 South Marietta Street
Gastonia, NC 28054
704.868.3460

Wilmington
1442 Military Cutoff Rd. Suite 27
Wilmington, NC 28403
910.256.2038

Burke
9554-F Old Keene Road
Burke, VA 22015
703.564.8000

Chantilly
4229 Lafayette Center Dr.,
Suite 1880
Chantilly, VA 20151
703.956.6730

Fredericksburg
520 William Street, Suite B
Fredericksburg, VA 22401
540.368.8133

Vienna
1921 Gallows Road, Suite 860
Vienna, VA 22182
866.782.9063

Frederick
5235 Westview Drive, Suite 100
Frederick, MD 21703
301.620.7940


Beach First

END

3751 Grissom Parkway, Myrtle Beach [illegible] 577 / 843.626.2265 / beachfirst.com

Beach First
NATIONAL BANCSHARES, INC.